SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 18, 2013

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

INTERIM REPORT

Nokia Corporation	July 18, 2013 at 13:00 (CET +1)

Nokia Corporation Interim Report for Q2 2013 and January-June 2013

FINANCIAL AND OPERATING HIGHLIGHTS

Second quarter 2013 highlights:

Nokia Group non-IFRS EPS in Q2 2013 was EUR 0.00; reported EPS was EUR -0.06.

•                  Nokia Group achieved underlying operating profitability for the fourth consecutive quarter, with a Q2 non-IFRS operating margin of 5.3%, driven by strong performance of Nokia Siemens Networks.

•                  Nokia Group ended Q2 with a strong balance sheet and solid cash position, with gross cash of EUR 9.5 billion and net cash of EUR 4.1 billion. Nokia Siemens Networks’ contribution to Nokia Group gross and net cash was EUR 2.5 billion and EUR 1.4 billion respectively.

•                  Nokia Siemens Networks achieved underlying profitability for the fifth consecutive quarter, with a Q2 non-IFRS operating margin of 11.8%, reflecting record non-IFRS gross margin and continued progress relative to its strategy. This exceeded the earlier expectation for Nokia Siemens Networks non-IFRS operating margin to be approximately 5%, plus or minus four percentage points.

•                  Devices & Services achieved Q2 non-IFRS operating margin of negative 1.2%, which was consistent with the earlier expectation for approximately negative 2%, plus or minus four percentage points.

•                  HERE achieved Q2 non-IFRS operating margin of 3.4%. This exceeded the earlier expectation for a negative non-IFRS operating margin.

Nokia Group net sales in Q2 2013 were EUR 5.7 billion, down 3% quarter-on-quarter

•                  Nokia Siemens Networks Q2 net sales decreased 1% quarter-on-quarter to EUR 2.8 billion, reflecting Nokia Siemens Networks’ focused strategy.

•                  Devices & Services Q2 net sales decreased 6% quarter-on-quarter to EUR 2.7 billion.

•                  Lumia Q2 volumes increased 32% quarter-on-quarter to 7.4 million units, reflecting strong demand from customers for a broadened Lumia product range.

•                  Mobile Phones Q2 volumes decreased 4% quarter-on-quarter to 53.7 million units, but demonstrated some signs of recovery in the latter part of the quarter.

•                  HERE Q2 net sales increased 8% quarter-on-quarter to EUR 0.2 billion.

January-June 2013 highlights:

Nokia Group net sales in January-June 2013 were EUR 11.5 billion

•                  Nokia Group net sales for the first half 2013 decreased 22% year-on-year.

•                  Reported EPS for the first half 2013 was EUR -0.13, compared to EUR -0.63 in the first half 2012.

Commenting on the second quarter results, Stephen Elop, Nokia CEO, said:

“We’re pleased to report an underlying operating profit for the fourth consecutive quarter on a group level. We benefited from another strong performance at Nokia Siemens Networks, which continued to deliver well against its focused strategy. With our recent announcement to purchase Siemens’ 50% stake in Nokia Siemens Networks, we believe we will create value for Nokia shareholders and look forward to strengthening Nokia Siemens Networks as a more independent entity.

In Devices & Services, our Mobile Phones business unit started to demonstrate some signs of recovery in the latter part of the second quarter following a difficult start to the year. Also, towards the end of the second quarter, we started to ship the Asha 501, which brings a new design and user experience to the highly competitive sub-100 USD market. While we are very encouraged by the consumer response to our innovations in this price category, our Mobile Phones business unit is planning to take actions to focus its product offering and improve product competitiveness.

In our Smart Devices business unit, we continue to focus on delivering meaningful differentiation to consumers around the world. We are very proud of the recent creations by our Lumia team, from the Lumia 520 — our most affordable Windows Phone 8 product which has enjoyed a strong start in markets like China, France, India, Thailand, the UK, the US and Vietnam — to the Lumia 1020, our star imaging product which we unveiled to the world last week. Overall, Lumia volumes grew to 7.4 million in the second quarter, the highest for any quarter so far and showing increasing momentum for the ecosystem. During the third quarter, we expect that our new Lumia products will drive a significant part of our Smart Devices revenue.”

SUMMARY FINANCIAL INFORMATION

	Reported and Non-IFRS second quarter 2013 results(1),(2),(3)					Reported and Non-IFRS January-June 2013 results(1),(2),(3),(4)
EUR million	Q2/13	Q2/12	YoY Change	Q1/13	QoQ Change	Q1- Q2/13	Q1- Q2/12	YoY Change
Nokia
Net sales	5 695	7 542	-24%	5 852	-3%	11 547	14 896	-22%
Operating profit	-115	-824		-150		-265	-2 162
Operating profit (non-IFRS)	303	-325		181	67%	484	-583
EPS, EUR diluted	-0.06	-0.38		-0.07		-0.13	-0.63
EPS, EUR diluted (non-IFRS)(5)	0.00	-0.08		-0.02		-0.01	-0.16
Net cash from operating activities	-196	102		206		10	-488
Net cash and other liquid assets(6)	4 067	4 197	-3%	4 480	-9%	4 067	4 197	-3%
Devices & Services(7)
Net sales	2 724	4 023	-32%	2 888	-6%	5 612	8 269	-32%
Smart Devices net sales	1 164	1 541	-24%	1 164	0%	2 328	3 245	-28%
Mobile Phones net sales	1 405	2 291	-39%	1 590	-12%	2 995	4 602	-35%
Mobile device volume (mn units)	61.1	83.7	-27%	61.9	-1%	123.0	166.4	-26%
Smart Devices volume (mn units)	7.4	10.2	-27%	6.1	21%	13.5	22.1	-39%
Mobile Phones volume (mn units)	53.7	73.5	-27%	55.8	-4%	109.5	144.3	-24%
Mobile device ASP(8)	45	48	-6%	47	-4%	46	50	-8%
Smart Devices ASP(8)	157	151	4%	191	-18%	172	147	17%
Mobile Phones ASP(8)	26	31	-16%	28	-7%	27	32	-16%
Operating profit	-33	-473		-42		-75	-691
Operating profit (non-IFRS)	-32	-364		4		-28	-490
Operating margin %	-1.2%	-11.8%		-1.5%		-1.3%	-8.4%
Operating margin % (non-IFRS)	-1.2%	-9.0%		0.1%		-0.5%	-5.9%
HERE(7)
Net sales	233	283	-18%	216	8%	449	560	-20%
Operating profit	-89	-95		-97		-186	-189
Operating profit (non-IFRS)	8	41	-80%	-5		3	77	-96%
Operating margin %	-38.2%	-33.6%		-44.9%		-41.4%	-33.8%
Operating margin % (non-IFRS)	3.4%	14.5%		-2.3%		0.7%	13.7%
Nokia Siemens Networks(7)
Net sales	2 781	3 343	-17%	2 804	-1%	5 585	6 290	-11%
Operating profit	8	-226		3	167%	11	-1 230
Operating profit (non-IFRS)	328	28		196	67%	524	-118
Operating margin %	0.3%	-6.8%		0.1%		0.2%	-19.6%
Operating margin % (non-IFRS)	11.8%	0.8%		7.0%		9.4%	-1.9%

Note 1 relating to non-IFRS (also referred to as “underlying”) results: In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis.  Non-IFRS results exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from (i) the formation of Nokia Siemens Networks and (ii) all business acquisitions completed after June 30, 2008.  Nokia believes that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. See note 2 below for information about the exclusions from our non-IFRS results. More information, including a reconciliation of our Q2 2013 and Q2 2012 non-IFRS results to our reported results, can be found in our complete Q2 2013 and January-June 2013 interim report with tables on pages 20 and 23-28. A reconciliation of our Q1 2013 non-IFRS results to our reported results can be found in our complete Q1 interim report with tables on pages 19 and 21-25 published on April 18, 2013.

Note 2 relating to non-IFRS exclusions:

Q2 2013 — EUR 418 million (net) consisting of:

•                  EUR 157 million restructuring charge and other associated items in Nokia Siemens Networks.

•                 EUR 151 million losses related to divestments of businesses in Nokia Siemens Networks.

•                  EUR 10 million restructuring charge in HERE

•                  EUR 12 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of Motorola Solutions’ networks assets

•                  EUR 87 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 1 million of intangible assets amortization and other purchase price accounting related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

Q1 2013 — EUR 331 million (net) consisting of:

•                  EUR 129 million restructuring charge and other associated items in Nokia Siemens Networks, including EUR 53 million of net charges related to country and contract exits based on the strategy that focuses on key markets and product segments.

•                  EUR 5 million restructuring charge in HERE

•                  EUR 72 million restructuring charge in Devices & Services

•                  EUR 27 million positive item from a cartel claim settlement in Devices & Services

•                  EUR 64 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 87 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 1 million of intangible assets amortization and other purchase price accounting related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

Q2 2012 — EUR 499 million (net) consisting of:

•                  EUR 190 million restructuring charge and other associated items in Nokia Siemens Networks, including EUR 70 million of charges related to country and contract exits based on new strategy that focuses on key markets and product segments.

•                  EUR 10 million restructuring charge in HERE

•                  EUR 80 million restructuring charge and associated impairments of EUR 28 million in Devices & Services

•                  EUR 64 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 126 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 1 million of intangible assets amortization and other purchase price accounting related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

Q2 2012 taxes — EUR 800 million valuation allowance for deferred tax assets impacting Nokia taxes

Q1 2012 — EUR 1 080 million (net) consisting of:

•                  EUR 772 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 10 million restructuring charge in HERE

•                  EUR 91 million restructuring charge in Devices & Services

•                  EUR 86 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 120 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 1 million of intangible assets amortization and other purchase price accounting related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

Q1 2012 taxes — EUR 135 million valuation allowance for Nokia Siemens Networks deferred tax assets impacting Nokia taxes

Note 3 relating to changes to historical comparative financials due to revised IFRS accounting standard, IAS19 Employee Benefits: The historical comparative financials presented in the interim report include certain changes to previously reported information. These changes result from the retrospective application of a revised IFRS accounting standard IAS19, Employee Benefits and mainly relate to consolidated statements of comprehensive income and financial position. For more information on the adjustments between the previously reported information and the adjusted information, please see the related disclosure starting on page 39 of the complete Q1 2013 interim report with tables published on April 18, 2013.

Note 4 relating to January-June 2013 results: Further information about the results for the period from January 1 to June 30, 2013 can be found on pages 18-19, 21, 29, 30, 32 and 34 of the complete Q2 2013 and January-June 2013 interim report with tables.

Note 5 relating to non-IFRS Nokia EPS: Nokia taxes were unfavorably impacted by Devices & Services taxes as no tax benefits are recognized for certain Devices & Services deferred tax items. If Nokia’s earlier estimated long-term tax rate of 26% had been applied, non-IFRS Nokia EPS would have been approximately 1.5 Euro cent higher in Q2 2013. Going forward on a non-IFRS basis, until a pattern of tax profitability is reestablished in Finland, Nokia expects to record quarterly tax expense of approximately EUR 50 million related to its Devices & Services business and approximately EUR 50 million related to its Nokia Siemens Networks business. Nokia expects to continue to record taxes related to its HERE business at a 26% rate.

Note 6 relating to Nokia net cash and other liquid assets: Calculated as total cash and other liquid assets less interest-bearing liabilities. For selected information on Nokia Group interest-bearing liabilities, please see the table on page 40 of the complete Q2 2013 and January-June 2013 interim report with tables.

Note 7 relating to operational and reporting structure: We have three businesses: Devices & Services, HERE and Nokia Siemens Networks and four operating and reportable segments: Smart Devices and Mobile Phones within Devices & Services, HERE and Nokia Siemens Networks. Smart Devices focuses on smartphones and Mobile Phones focuses on mass market mobile devices, including Asha full-touch smartphones. Devices & Services also contains Devices & Services Other, which includes net sales of our luxury phone business Vertu through October 12, 2012, spare parts and related cost of sales and operating expenses, as well as intellectual property (IPR) income and common research and development expenses. In October 2012, we completed the divestment of Vertu to EQT VI, a European private equity firm.  HERE focuses on the development of location-based services and local commerce. We introduced HERE as the new brand for our location and mapping service in November 2012. As of January 1, 2013, our Location & Commerce business and reportable segment was renamed HERE. Nokia Siemens Networks is one of the leading global providers of telecommunications infrastructure hardware, software and services, with the focus on the mobile broadband market. Nokia Siemens Networks operational organization is based on two business units: Mobile Broadband and Global Services. The Mobile Broadband business unit provides mobile operators with radio and core network software together with the hardware needed to deliver mobile voice and data services. The Global Services business unit provides mobile operators with a broad range of services, including professional services, network implementation and customer care services.

Note 8 relating to average selling prices (ASP): Mobile device ASP represents total Devices & Services net sales (Smart Devices net sales, Mobile Phones net sales, and Devices & Services Other net sales) divided by total Devices & Services volumes. Devices & Services Other net sales includes net sales of Nokia’s luxury phone business Vertu through October 12, 2012, spare parts, as well as intellectual property income. Smart Devices ASP represents Smart Devices net sales divided by Smart Devices volumes. Mobile Phones ASP represents Mobile Phones net sales divided by Mobile Phones volumes. As IPR income is included in Devices & Services Other net sales, we provide our total mobile device ASP both including and excluding IPR income. The mobile device ASP excluding IPR income in the second quarter 2013 was EUR 42, down 11% from EUR 47 in the second quarter 2012 and down 7% from EUR 45 in the first quarter 2013.

NOKIA OUTLOOK

•                  Nokia expects its Devices & Services non-IFRS operating margin in the third quarter 2013 to be approximately negative 2 percent, plus or minus four percentage points. This outlook is based on Nokia’s expectations regarding a number of factors, including:

•                  competitive industry dynamics continuing to negatively affect Devices & Services;

•                  consumer demand for our products;

•                  ramp-up for our high-end Lumia smartphones and new Mobile Phones devices;

•                  expected increases in Devices & Services’ operating expenses; and

•                  the macroeconomic environment.

•                  In the third quarter 2013, supported by the wider availability of recently announced Lumia products as well as recently announced Mobile Phones products, Nokia expects higher Devices & Services net sales, compared to the second quarter 2013.

•                 Nokia continues to target to reduce its Devices & Services non-IFRS operating expenses to an annualized run rate of approximately EUR 3.0 billion by the end of 2013.

•                  Nokia and Nokia Siemens Networks expect Nokia Siemens Networks non-IFRS operating margin in the third quarter 2013 to be approximately positive 7 percent, plus or minus four percentage points. This outlook is based on Nokia Siemens Networks’ expectations regarding a number of factors, including:

•                  competitive industry dynamics;

•                  product and regional mix;

•                  expected continued improvement under Nokia Siemens Networks restructuring program; and

•                  the macroeconomic environment.

•                  Nokia and Nokia Siemens Networks now target to reduce Nokia Siemens Networks’ non-IFRS annualized operating expenses and production overheads by more than EUR 1.5 billion by the end of 2013, compared to the end of 2011. Nokia and Nokia Siemens Networks previous target was to reduce Nokia Siemens Networks’ non-IFRS annualized operating expenses and production overheads by more than EUR 1 billion by the end of 2013, compared to the end of 2011.

NOKIA TO FULLY ACQUIRE SIEMENS’ STAKE IN NOKIA SIEMENS NETWORKS

On July 1, 2013, Nokia Corporation and Siemens AG announced that they have entered into a definitive agreement pursuant to which Nokia acquires Siemens’ entire 50% stake in their joint venture, Nokia Siemens Networks. The acquisition has been approved by the Board of Directors of Nokia as well as the Managing and Supervisory Boards of Siemens, and is subject to the customary regulatory approval process.

The purchase price for Siemens’ stake is EUR 1.7 billion and the transaction is expected to close during the third calendar quarter of 2013. Upon closing of the planned acquisition, Nokia Siemens Networks will become a wholly owned subsidiary of Nokia. Of the purchase price, EUR

1.2 billion will be paid in cash at the closing of the transaction. The balance of EUR 0.5 billion will be paid in the form of a secured loan from Siemens due one year from closing. Nokia has obtained committed bank financing for the EUR 1.2 billion cash portion.

Nokia will continue to consolidate Nokia Siemens Networks for financial reporting purposes as well as continue to strengthen the company as a more independent entity.

SECOND QUARTER 2013 FINANCIAL AND OPERATING DISCUSSION

NOKIA GROUP

See note 7 to our Summary Financial Information table above concerning our current operational and reporting structure and note 3 concerning certain changes to historical comparative financials due to a revised IFRS accounting standard, IAS19 Employee Benefits. The following discussion includes information on a non-IFRS, or underlying business performance, basis. See notes 1 and 2 to our Summary Financial Information table above for information about our underlying non-IFRS results and the non-IFRS exclusions for the periods discussed below.

The following table sets forth the year-on-year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

SECOND QUARTER 2013 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	YoY Change	QoQ Change
Group net sales — reported	-24%	-3%
Group net sales - constant currency(1)	-25%	-3%
Devices & Services net sales — reported	-32%	-6%
Devices & Services net sales - constant currency(1)	-33%	-6%
Nokia Siemens Networks net sales — reported	-17%	-1%
Nokia Siemens Networks net sales - constant currency(1)	-17%	-1%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

At constant currency Nokia Group’s net sales would have decreased 25% year-on-year and 3% sequentially.

The following table sets forth Nokia Group’s reported cash flow for the periods indicated and financial position at the end of the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA GROUP CASH FLOW AND FINANCIAL POSITION

EUR million	Q2/2013	Q2/2012	YoY Change	Q1/2013	QoQ Change
Net cash from operating activities	-196	102		206
NSN contribution (approximate)	90	160	-44%	270	-67%
Total cash and other liquid assets	9 453	9 418	0%	10 102	-6%
NSN contribution	2 519	1 846	36%	2 753	-8%
Net cash and other liquid assets(1)	4 067	4 197	-3%	4 480	-9%
NSN contribution	1 446	383	278%	1 484	-3%

Note 1: Total cash and other liquid assets minus interest-bearing liabilities.

In the second quarter 2013, Nokia Group total cash and other liquid assets decreased sequentially by EUR 649 million and Nokia Group net cash and other liquid assets decreased by EUR 413 million.

The items below are the primary drivers of the decrease in Nokia Group net cash and other liquid assets in the second quarter 2013 of EUR 413 million:

•                  Nokia Group level net profit adjusted for non-cash items of positive EUR 382 million;

•                  Nokia Group level net working capital-related cash outflows of approximately EUR 500 million, which included approximately EUR 230 million of restructuring related cash outflows;

•                  Nokia Group excluding Nokia Siemens Networks level net working capital-related outflows of approximately EUR 270 million, which included approximately EUR 40 million of restructuring-related outflows. The net working capital change in Nokia Group excluding Nokia Siemens Networks is primarily due to a reduction of interest free short-term liabilities, partially offset by a reduction of receivables;

•                  Nokia Siemens Networks level net working capital-related outflows of approximately EUR 230 million, which included approximately EUR 190 million of restructuring-related outflows. The net working capital change in Nokia Siemens Networks is primarily due to a reduction of interest free short-term liabilities, partially offset by a reduction of receivables;

•                  Nokia Group level net financial income and expense-related cash outflow of approximately EUR 10 million,

•                  Nokia Group level cash tax net outflows of approximately EUR 70 million;

•                  Nokia Group level capital expenditure of approximately EUR 140 million;

•                  Nokia Group level proceeds from the sale of fixed assets of approximately EUR 60 million;

•                  Nokia Group level outflow related to business divestments of approximately EUR 60 million; and

•                  Nokia Group level negative foreign exchange impact from translation of net cash of approximately EUR 70 million.

In the second quarter 2013, we received a quarterly platform support payment of USD 250 million (approximately EUR 192 million) from Microsoft. Our agreement with Microsoft includes platform support payments from Microsoft to us as well as software royalty payments from us to Microsoft. Under the terms of the agreement governing the platform support payments, the amount of each quarterly platform support payment is USD 250 million. We have a competitive software royalty structure, which includes annual minimum software royalty commitments that vary over the life of the agreement. Software royalty payments, with minimum commitments are paid quarterly. Over the life of the agreement, both the platform support payments and the minimum software royalty commitments are expected to measure in the billions of US dollars. Over the life of the agreement the total amount of the platform support payments is expected to slightly exceed the total amount of the minimum software royalty commitment payments. In accordance with the terms of the agreement, the platform support payments and annual minimum software royalty commitment payments continue for a corresponding period of time.

DEVICES & SERVICES

The following table sets forth a summary of the results for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates.

DEVICES & SERVICES RESULTS SUMMARY

	Q2/2013	Q2/2012	YoY Change	Q1/2013	QoQ Change
Net sales (EUR million)(1)	2 724	4 023	-32%	2 888	-6%
Mobile device volume (million units)	61.1	83.7	-27%	61.9	-1%
Mobile device ASP (EUR)	45	48	-6%	47	-4%
Non-IFRS gross margin (%)	24.4%	18.1%		25.1%
Non-IFRS operating expenses (EUR million)	696	1 089	-36%	711	-2%
Non-IFRS operating margin (%)	-1.2%	-9.0%		0.1%
Operating margin (%)	-1.2%	-11.8%		-1.5%

Note 1: Includes IPR income recognized in Devices & Services Other net sales.

The year-on-year and sequential changes in our Devices & Services net sales, volumes, average selling prices and gross margin are discussed below under our Smart Devices and Mobile Phones business units.

Smartphone Volumes

In the second quarter 2013, Devices & Services total smartphone volumes increased sequentially to 11.7 million units, compared to 11.1 million units in the first quarter 2013, composed of:

•                  7.4 million Lumia smartphones in Smart Devices

•                  4.3 million Asha full-touch smartphones in Mobile Phones

Devices & Services Other

Year-on-year Devices & Services Other net sales of EUR 155 million were lower in the second quarter 2013, compared to EUR 191 million in the second quarter 2012, due to the divestment of Vertu. The sequential Devices & Services Other net sales were higher in the second quarter 2013, compared to EUR 134 million in the first quarter 2013, due to higher IPR income.

Within Devices & Services Other, we estimate that our current annual IPR income run-rate is approximately EUR 0.5 billion.

Channel Inventory

We ended the second quarter 2013 within our normal 4 to 6 week channel inventory range. On an absolute unit basis, channel inventories decreased sequentially.

Net Sales and Volumes by Geographic Area

The following table sets forth the net sales for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area. IPR income is allocated to the geographic areas contained in this chart.

DEVICES & SERVICES NET SALES BY GEOGRAPHIC AREA

EUR million	Q2/2013	Q2/2012	YoY Change	Q1/2013	QoQ Change
Europe	818	1 096	-25%	895	-9%
Middle East & Africa	420	663	-37%	501	-16%
Greater China	232	542	-57%	256	-9%
Asia-Pacific	683	948	-28%	724	-6%
North America	123	128	-4%	101	22%
Latin America	448	646	-31%	411	9%
Total	2 724	4 023	-32%	2 888	-6%

The following table sets forth the mobile device volumes for our Devices & Services business for the periods indicated, as well as the year—on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES MOBILE DEVICE VOLUMES BY GEOGRAPHIC AREA

million units	Q2/2013	Q2/2012	YoY Change	Q1/2013	QoQ Change
Europe	11.3	15.3	-26%	11.8	-4%
Middle East & Africa	16.6	19.4	-14%	15.5	7%
Greater China	4.1	7.9	-48%	3.4	21%
Asia-Pacific	20.2	28.6	-29%	23.1	-13%
North America	0.5	0.6	-17%	0.4	25%
Latin America	8.4	11.9	-29%	7.7	9%
Total	61.1	83.7	-27%	61.9	-1%

On a year-on-year basis, net sales decreased in all regions primarily due to lower sales in our Mobile Phones business unit. The largest year-on-year decline in net sales was in Greater China followed by Asia Pacific, Middle East & Africa and Latin America. In Greater China and Europe the net sales declines were primarily due to lower sales in our Smart Devices business unit whereas in Asia Pacific, Middle East & Africa and Latin America the net sales declines were primarily due to lower sales in our Mobile Phones business unit.

On a sequential basis, net sales decreased in all regions except North America and Latin America. The net sales increases in North America and Latin America were primarily due to higher sales in our Smart Devices business unit. The largest relative sequential decline in net sales was in Middle East & Africa which was primarily due to lower sales in our Smart Devices business unit.

At constant currency Devices & Services’ net sales would have decreased 33% year-on-year and 6% sequentially.

Non-IFRS Operating Expenses

Devices & Services non-IFRS operating expenses decreased 36% year-on-year and 2% sequentially in the second quarter 2013. On a year-on-year basis, operating expenses related to Mobile Phones and Smart Devices decreased 41% and 25%, respectively, in the second quarter 2013. On a sequential basis, operating expenses related to Mobile Phones was approximately flat, while Smart Devices operating expenses decreased 3% in the second quarter 2013. In addition to the factors described below, the year-on-year change was affected by the proportionate allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices. This resulted in higher and lower relative allocations to Smart Devices and Mobile Phones, respectively.

Devices & Services non-IFRS research and development expenses decreased 37% year-on-year in the second quarter 2013. On a sequential basis, Devices & Services non-IFRS research and development expenses decreased 8% in the second quarter 2013. The year-on-year decline was primarily due to reductions in certain Mobile Phones-related activities, ramping down Symbian and MeeGo research and development efforts and overall cost controls. On a sequential basis, the decline was primarily due to lower accrued incentive expenses consistent with Devices & Services business performance as well as overall cost controls.

Devices & Services non-IFRS sales and marketing expenses decreased 38% year-on-year in the second quarter 2013. On a year-on-year basis, sales and marketing expenses declined primarily due to overall cost control, a lower cost base as a result of business divestments, headcount reductions and lower product-specific marketing. On a sequential basis, Devices & Services non-IFRS sales and marketing expenses increased 5% in the second quarter 2013. Sequentially, sales and marketing expenses increased primarily due to higher marketing spending in support of newly launched Lumia and Asha products, partially offset by lower accrued incentive expenses consistent with Devices & Services business performance.

Devices & Services non-IFRS administrative and general expenses decreased 10% year-on-year in the second quarter 2013 and decreased 7% sequentially in the second quarter 2013. The year-on-year decrease was primarily related to overall cost control and business divestments, partially offset by shared function cost categorization. The sequential decrease was primarily due to lower accrued incentive expenses consistent with Devices & Services business performance as well as overall cost controls.

In the second quarter 2013, Devices & Services non-IFRS other income and expense had both year-on-year and sequentially a positive impact on profitability.

In the second quarter 2013, Devices & Services reported other income and expense had both year-on-year and sequentially a positive impact on profitability. Both on a year-on-year and sequential basis the less negative other income and expense was due to the absence of restructuring-related charges and associated items.

Non-IFRS Operating Margin

The higher year-on-year Devices & Services non-IFRS operating margin in the second quarter 2013 was primarily due to higher gross margin and lower operating expenses as a percentage of net sales.

The sequentially lower Devices & Services non-IFRS operating margin in the second quarter 2013 was primarily due to a lower gross margin and higher operating expenses as a percentage of net sales.

Operating Margin

The higher year-on-year Devices & Services operating margin in the second quarter 2013 was primarily due to higher gross margin, lower operating expenses as a percentage of net sales. The other income and expenses was an expense of EUR 2 million, compared to an expense of EUR 112 million in the second quarter 2012.

The sequentially higher Devices & Services operating margin in the second quarter 2013 was primarily due to lower other expenses as a percentage of net sales compared to the first quarter 2013, partially offset by lower gross margin and higher operating expenses as a percentage of net sales. In the second quarter 2013, other income and expense was an expense of EUR 2 million, compared to an expense of EUR 54 million in the first quarter 2013.

Cost Reduction Activities and Planned Operational Adjustments

The following table sets forth a summary of our Devices & Services cost reduction activities and planned operational adjustments.

DEVICES & SERVICES RESTRUCTURING SUMMARY

EUR (million)	Q2/2013 (approximate)	Cumulative up to Q2/2013 (approximate)	Q3/2013 (approximate estimate)	2013 (approximate estimate)	Total (approximate estimate)
Restructuring-related charges	—	1 450	Not provided	Not provided	1 500
Restructuring-related cash outflows	40	1 250	50	250	1 350

Nokia continues to target to reduce its Devices & Services non-IFRS operating expenses to an annualized run rate of approximately EUR 3.0 billion by the end of 2013.

At the end of the second quarter 2013, Devices & Services and Corporate Common had approximately 31 400 employees, a reduction of approximately 12 200 compared to the end of the second quarter 2012, and approximately 200 compared to the end of the first quarter 2013.

By the end of the second quarter 2013, we had recorded cumulative Devices & Services restructuring-related charges and other associated items of approximately EUR 1.45 billion. In total, we expect now cumulative Devices & Services restructuring-related charges of approximately EUR 1.5 billion before the end of 2013. This is approximately EUR 100 million less than what we estimated earlier.

By the end of the second quarter 2013, Devices & Services had cumulative restructuring-related cash outflows of approximately EUR 1.25 billion. Of the total expected charges relating to restructuring activities of approximately EUR 1.5 billion, we expect Devices & Services non-cash charges to be approximately EUR 150 million. This means that we also now expect total restructuring-related cash outflows to be approximately EUR 50 million less than what we estimated earlier.

SMART DEVICES

The following table sets forth a summary of the results for our Smart Devices business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

SMART DEVICES RESULTS SUMMARY

	Q2/2013	Q2/2012	YoY Change	Q1/2013	QoQ Change
Net sales (EUR million)(1)	1 164	1 541	-24%	1 164	0%
Smart Devices volume (million units)	7.4	10.2	-27%	6.1	21%
Smart Devices ASP (EUR)	157	151	4%	191	-18%
Gross margin (%)	21.1%	1.7%		20.7%
Operating expenses (EUR million)(2)	406	540	-25%	420	-3%
Contribution margin (%)(2)	-14.1%	-32.9%		-16.2%

Note 1: Does not include IPR income. IPR income is recognized in Devices & Services Other net sales.

Note 2: The year-on-year changes in operating expenses were affected by the proportionate allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices, resulting in higher relative allocations to Smart Devices in the first and second quarters 2013. Accordingly, second quarter 2013 operating expenses are not directly comparable to second quarter 2012 operating expenses.

Net Sales

On a year-on-year basis, the decline in our Smart Devices net sales in the second quarter 2013 was due to lower volumes, partially offset by higher ASPs.

On a sequential basis, Smart Devices net sales were flat with higher volumes offset by lower ASPs.

Volume

The year-on-year decline in our Smart Devices volumes in the second quarter 2013 continued to be driven by the strong momentum of competing smartphone platforms and our portfolio transition from Symbian products to Lumia products. The decline was primarily due to lower Symbian volumes, partially offset by higher Lumia volumes. Our Symbian volumes decreased from 6 million units in the second quarter 2012 to approximately zero in the second quarter 2013. Our Lumia volumes increased from 4.0 million in the second quarter 2012 to 7.4 million in the second quarter 2013.

On a sequential basis, the increase in our Smart Devices volumes in the second quarter 2013 was due to higher Lumia volumes, as we started shipping the Lumia 520 and 720 in significant volumes. In the second quarter 2013, the vast majority of Smart Devices volumes were from Windows Phone 8-based Lumia products.

Average Selling Price

The year-on-year increase in our Smart Devices ASP in the second quarter 2013 was primarily due to a positive mix shift towards sales of our Lumia products which carry a higher ASP than our Symbian products, partially offset by our pricing actions.

Sequentially, the decrease in our Smart Devices ASP in the second quarter 2013 was primarily due to a negative mix shift towards sales of our lower priced Windows Phone 8-based Lumia products as well as our pricing actions.

Gross Margin

The significant year-on-year increase in our Smart Devices gross margin in the second quarter 2013 was primarily due to inventory-related allowances. Specifically, in the second quarter 2013 Smart Devices gross margin benefited from the reversal of approximately EUR 20 million of previously recognized inventory-related allowances related to our Lumia devices. In contrast, in the second quarter 2012, Smart Devices gross margin was negatively impacted by approximately EUR 220 million of allowances related to excess component inventory, future purchase commitments and an inventory revaluation. In addition, the year-on-year gross margin increase was due to lower warranty costs, reduction in certain fixed costs and the introduction of Windows Phone 8-based Lumia products, partially offset by a net negative impact related to foreign currency fluctuations.

On a sequential basis, the increase in our Smart Devices gross margin in the second quarter 2013 was primarily due to a positive product mix shift towards Windows Phone 8-based Lumia products, partially offset by lower reversals related to inventory-related allowances. Specifically, in the second quarter 2013 Smart Devices gross margin benefited from the reversal of approximately EUR 20 million of previously recognized inventory-related allowances related to our Lumia devices, compared to a EUR 50 million benefit in the first quarter 2013.

Increases or decreases to Smart Devices inventory-related allowances may be required in the future depending on several factors, including consumer demand and continued ramp-up, particularly related to our new Lumia products.

MOBILE PHONES

The following table sets forth a summary of the results for our Mobile Phones business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

MOBILE PHONES RESULTS SUMMARY

	Q2/2013	Q2/2012	YoY Change	Q1/2013	QoQ Change
Net sales (EUR million)(1)	1 405	2 291	-39%	1 590	-12%
Mobile Phones volume (million units)	53.7	73.5	-27%	55.8	-4%
Mobile Phones ASP (EUR)	26	31	-16%	28	-7%
Gross margin (%)	19.5%	24.1%		22.9%
Operating expenses (EUR million)(2)	266	450	-41%	267	0%
Contribution margin (%)(2)	0.2%	4.3%		5.5%

Note 1: Does not include IPR income. IPR income is recognized in Devices & Services Other net sales.

Note 2: The year-on-year changes in operating expenses were affected by the allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices, resulting in lower relative allocations to Mobile Phones in the first and second quarters 2013. Accordingly, second quarter 2013 operating expenses are not directly comparable to second quarter 2012 operating expenses.

Net Sales

On a year-on-year basis, the decline in our Mobile Phones net sales in the second quarter 2013 was due to lower volumes and lower ASP. On a sequential basis, the decline in our Mobile Phones net sales in the second quarter 2013 was due to lower ASP and lower volumes.

Volume

During the second quarter 2013 we shipped 53.7 million Mobile Phones units, of which 4.3 million were Asha full-touch smartphones. During the second quarter 2013 we announced the new Asha 501 and started shipments in mid-June.

On a year-on-year basis, our Mobile Phones volumes in the second quarter 2013 were negatively affected by competitive industry dynamics, including intense smartphone competition at increasingly lower price points and intense competition at the low end of our product portfolio. Compared to the second quarter 2012, our Mobile Phones volumes declined across our portfolio, most notably for our non-full-touch devices that we sell to our customers for above EUR 30, partially offset by higher sales volumes of Asha full-touch smartphones.

On a sequential basis, our Mobile Phones volumes in the second quarter 2013 were negatively affected by competitive industry dynamics, including intense competition at the low end of our product portfolio and smartphone competition at increasingly lower price points affecting the rest of our Mobile Phones portfolio. Compared to the first quarter 2013 we had lower sales of our devices that we sell to our customers for above EUR 30. This decline was partially offset by higher sales of our devices that we sell to our customers for below EUR 30.

Average Selling Price

Both on a year-on-year and sequential basis, the decline in our Mobile Phones ASP in the second quarter 2013 was primarily due to a higher proportion of sales of lower priced devices as well as general price erosion and our pricing actions.

Gross Margin

The year-on-year decline in our Mobile Phones gross margin in the second quarter 2013 was primarily due to a negative product mix shift towards lower gross margin devices, higher fixed costs per unit because of lower sales volumes and a net negative impact related to foreign currency fluctuation. This was partially offset by higher cost erosion than price erosion.

On a sequential basis, the decrease in our Mobile Phones gross margin in the second quarter 2013 was primarily due to higher warranty costs following lower than normal warranty costs in the first quarter 2013, as well as a net negative impact related to foreign currency fluctuations.

Mobile Phones Planning Actions

Nokia continuously works to improve the efficiency of its operations and its long-term competitive investments. In order to respond to industry dynamics, Nokia’s Mobile Phones business unit is planning to focus its product offering with the aim of improving product competitiveness and delivering more innovation. The planned restructure is estimated to impact a maximum of 440 positions globally, while also creating a number of new positions and offering possibilities for redeployment.

HERE

The following table sets forth a summary of the results for HERE for the periods indicated, as well as the year-on-year and sequential growth rates.

HERE RESULTS SUMMARY

	Q2/2013	Q2/2012	YoY Change	Q1/2013	QoQ Change
Net sales (EUR million)	233	283	-18%	216	8%
External net sales (EUR million)	195	180	8%	164	19%
Internal net sales (EUR million)	38	103	-63%	52	-27%
Non-IFRS gross margin (%)	76.1%	77.4%		75.5%
Non-IFRS operating expenses (EUR million)	169	185	-9%	168	1%
Non-IFRS operating margin (%)	3.4%	14.5%		-2.3%
Operating margin (%)	-38.2%	-33.6%		-44.9%

Net Sales

In the second quarter 2013, the year-on-year increase in external HERE net sales were primarily due to higher sales to vehicle customers as well as non-recurrence of a negative sales adjustment made in the year ago quarter related to historical license fees in the normal course of business for a particular customer.

In the second quarter 2013, the sequential increase in external HERE net sales were primarily due to higher sales to vehicle customers and to a lesser extent higher sales to our personal navigation device customers.

In the second quarter 2013, the year-on-year and sequential declines in internal HERE net sales were due to declines in sales, including lower recognition of deferred revenue, primarily related to our Smart Devices business unit.

Gross Margin

On a year-on-year basis, the decrease in HERE non-IFRS gross margin in the second quarter 2013 was primarily due to lower gross margins related to internal net sales, partially offset by higher sales to our vehicle and personal navigation device customers which carry higher gross margins.

On a sequential basis, the increase in HERE non-IFRS gross margin in the second quarter 2013 was primarily due to higher sales to our vehicle and personal navigation device customers which carry higher gross margins, partially offset by lower gross margins related to internal net sales.

Operating Expenses

HERE non-IFRS research and development expenses decreased 10% year-on-year due to cost reduction actions. On a sequential basis, research and development expenses increased 1%

in the second quarter 2013 primarily due to increased expenses related to shared function cost categorization.

HERE non-IFRS sales and marketing expenses were flat year-on-year. On a sequential basis, sales and marketing expenses increased 8% in the second quarter 2013, primarily due to greater seasonal marketing spend.

HERE non-IFRS general and administrative expenses declined 14% year-on-year primarily due to cost reduction actions. On a sequential basis, general and administrative expenses decreased 10% in the second quarter 2013 primarily due to decreased expenses related to shared function cost categorization.

HERE non-IFRS other income and expense for the second quarter 2013 was an expense of EUR 1 million, compared to an income of EUR 7 million in the second quarter 2012 and approximately zero in the first quarter 2013.

Non-IFRS Operating Margin

The year-on-year decrease in HERE non-IFRS operating margin in the second quarter 2013 was primarily due to higher operating expenses as a percentage of net sales and lower gross margin.

The sequential improvement in HERE non-IFRS operating margin in the second quarter 2013 was primarily due to lower operating expenses as a percentage of net sales and higher gross margin.

Operating Margin

The year-on-year decrease in HERE operating margin in the second quarter 2013 was primarily due to flat operating expenses as a percentage of net sales and lower gross margin. The other income and expenses was an expense of EUR 11 million, compared to an expense of EUR 3 million in the second quarter 2012.

The sequential improvement in HERE operating margin in the second quarter 2013 was primarily due to lower operating expenses as a percentage of net sales and higher gross margin. The other income and expenses was an expense of EUR 11 million, compared to an expense of EUR 5 million in the first quarter 2013.

NOKIA SIEMENS NETWORKS

The following table sets forth a summary of the results for Nokia Siemens Networks for the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA SIEMENS NETWORKS RESULTS SUMMARY

	Q2/2013	Q2/2012	YoY Change	Q1/2013	QoQ Change
Net sales (EUR million)	2 781	3 343	-17%	2 804	-1%
Non-IFRS gross margin (%)	38.3%	26.6%		34.0%
Non-IFRS operating expenses (EUR million)	766	835	-8%	763	0%
Non-IFRS operating margin (%)	11.8%	0.8%		7.0%
Operating margin (%)	0.3%	-6.8%		0.1%

Net Sales

The following table sets forth Nokia Siemens Networks net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q2/2013	Q2/2012	YoY Change	Q1/2013	QoQ Change
Europe	775	990	-22%	731	6%
Middle East & Africa	268	304	-12%	259	3%
Greater China	260	340	-24%	223	17%
Asia-Pacific	784	1 028	-24%	872	-10%
North America	348	300	16%	424	-18%
Latin America	346	381	-9%	295	17%
Total	2 781	3 343	-17%	2 804	-1%

In the second quarter 2013, Global Services represented approximately 52% of Nokia Siemens Networks net sales, compared to approximately 51% in the second quarter 2012 and approximately 51% in the first quarter 2013. In the second quarter 2013, Mobile Broadband represented approximately 46% of Nokia Siemens Networks net sales, compared to approximately 43% in the second quarter 2012 and approximately 44% in the first quarter 2013.

The year-on-year decrease of 17% in Nokia Siemens Networks net sales in the second quarter 2013 was partially due to divestments of businesses not consistent with Nokia Siemens Networks strategic focus, as well as the exiting of certain customer contracts and countries. Excluding these two factors, Nokia Siemens Networks net sales in the second quarter 2013 declined by approximately 11% due to reduced wireless infrastructure deployment activity, which affected both Mobile Broadband and Global Services. The year-on-year decrease in Mobile Broadband was primarily due to lower GSM and Voice and IP transformation net sales partially offset by higher LTE net sales. The year-on-year decrease in Global Services was primarily due to a reduction in network implementation activity, as some major network deployment projects near completion. On a geographical basis, the year-on-year decline was primarily due to Asia-

Pacific, Europe and Greater China. In Asia Pacific, the year-on-year net sales decline was due to lower sales in Japan following high wireless infrastructure deployment activity in the year ago quarter. In Europe, the year-on-year net sales decline was related to network modernization and constrained operator spending. In Greater China, the year-on-year decrease in net sales was due to constrained operator spending in anticipation of a technology shift to TD-LTE.

The sequential decrease in Nokia Siemens Networks net sales in the second quarter 2013 was due to divestments of businesses not consistent with Nokia Siemens Networks strategic focus as well as the exiting of certain customer contracts and countries. Excluding these two factors, Nokia Siemens Networks net sales in the second quarter 2013 increased by 4%, with higher sales in both Global Services and Mobile Broadband. The sequential increase in Global Services net sales was primarily due to higher sales in customer care services and professional services, partially offset by lower network implementation activity. The sequential increase in Mobile Broadband net sales was primarily due to higher WCDMA and GSM sales, partially offset by declines in LTE and CDMA sales. On a geographical basis, the sequential increases in Latin America, Europe and Greater China were primarily due to stronger seasonal sales. This was partially offset by sequential decreases in Asia Pacific and North America due to lower sales following high wireless infrastructure deployment activity in the previous quarter.

In the second quarter 2013, Nokia Siemens Networks net sales benefited from non-recurring IPR income of approximately EUR 20 million.

At constant currency, Nokia Siemens Networks net sales would have decreased 17% year-on-year and 1% sequentially.

Gross Margin

On a year-on-year basis, the increase in Nokia Siemens Networks non-IFRS gross margin in the second quarter 2013 was primarily due to higher gross margin in both Mobile Broadband and Global Services and non-recurring IPR income of approximately EUR 20 million, as well as a slightly higher proportion of Mobile Broadband within the total sales mix.

On a sequential basis, the increase in Nokia Siemens Networks non-IFRS gross margin in the second quarter 2013 was due to significantly higher gross margin in Global Services as well as non-recurring IPR income of approximately EUR 20 million, partially offset by lower gross margin in Mobile Broadband. The gross margin in Global Services benefited from a greater sequential revenue recognition triggered by certain project acceptances. Nokia Siemens Networks does not expect a similar benefit in the third quarter 2013.

Operating Expenses

Nokia Siemens Networks non-IFRS research and development expenses decreased 10% year-on-year and 3% sequentially in the second quarter 2013. Both on a year-on-year and sequential basis the lower non-IFRS research and development expenses were primarily due to reduced investments in business activities that are not consistent with the Nokia Siemens Networks focused strategy as well as increased research and development efficiency, partially offset by higher investments in areas that are consistent with the Nokia Siemens Networks focused strategy most notably LTE.

On a year-on-year basis, Nokia Siemens Networks non-IFRS sales and marketing expenses decreased 16% in the second quarter 2013 primarily due to structural cost savings from Nokia Siemens Networks’ transformation and restructuring program. On a sequential basis, Nokia Siemens Networks non-IFRS sales and marketing expenses increased 2% in the second quarter 2013.

Nokia Siemens Networks non-IFRS general and administrative expenses increased 19% year-on-year and 15% sequentially in the second quarter 2013. Both on a year-on-year and sequential basis, the higher non-IFRS general and administrative expenses were primarily due to costs associated with certain finance and information technology-related projects and divestments.

Nokia Siemens Networks non-IFRS other income and expense for the second quarter 2013 was income of EUR 30 million, compared to expense of EUR 25 million in the second quarter 2012, and income of EUR 7 million in the first quarter 2013. On a year-on-year basis, the non-IFRS other income and expense change was primarily due to a reduction in doubtful account allowances, gain on sale of real estate and a net positive impact related to foreign currency fluctuation. On a sequential basis, the change was primarily due to a reduction in doubtful account allowances, and a gain on sale of real estate, partially offset by a net negative impact related to foreign currency fluctuations.

Non-IFRS Operating Margin

In the second quarter 2013, non-IFRS operating margin for Global Services was higher than non-IFRS operating margin for Mobile Broadband.

The year-on-year increase in Nokia Siemens Networks non-IFRS operating margin in the second quarter 2013 was primarily due to higher gross margin, partially offset by higher operating expenses as a percentage of net sales. On a year-on-year basis, non-IFRS operating margin increased for both Global Services and Mobile Broadband.

The sequential increase in Nokia Siemens Networks non-IFRS operating margin in the second quarter 2013 was primarily due to higher gross margin. On a sequential basis, non-IFRS operating margin increased for Global Services.

Operating Margin

The year-on-year increase in Nokia Siemens Networks operating margin in the second quarter 2013 was primarily due to higher gross margin, partially offset by higher operating expenses as a percentage of net sales. The other income and expenses was an expense of EUR 278 million, compared to an expense of EUR 156 million in the second quarter 2012.

The sequential increase in Nokia Siemens Networks operating margin in the second quarter 2013 was primarily due to higher gross margin and lower operating expenses as a percentage of net sales. The other income and expenses was an expense of EUR 278 million, compared to an expense of EUR 122 million in the first quarter 2013.

On both a year-on-year and sequential basis, the decline in Nokia Siemens Networks operating expenses was primarily due to the absence of purchase price accounting-related items arising from the formation of Nokia Siemens Networks, which had been fully amortized as of the end of the first quarter 2013.

Global Restructuring Program

The following table sets forth a summary of Nokia Siemens Networks cost reduction activities and planned operational adjustments.

NOKIA SIEMENS NETWORKS RESTRUCTURING SUMMARY

EUR (million)	Q2/2013 (approximate)	Cumulative up to Q2/2013 (approximate)	Q3/2013 (approximate estimate)	2013 (approximate estimate)	2014 (approximate estimate)	Total (approximate estimate)
Restructuring-related charges	308	1 700	Not provided	Not provided	Not provided	1 800
Restructuring-related cash outflows	190	1 000	200	700	200	1 600

The reduction in operating expenses and production overheads in the second quarter 2013 contributed to the improvement in overall profitability in the quarter and is expected to contribute further cost savings in the second half of 2013. As a result of the increased savings in the first half of 2013, and an accelerated pace of execution, Nokia Siemens Networks has increased its target for a reduction in annualized operating expenses and production overheads, excluding specific items, to more than EUR 1.5 billion by the end of 2013. The reduction in operating expenses is expected from across the restructuring and transformation program. Overall savings are expected to come largely from the previously announced organizational streamlining, Nokia Siemens Networks has also targeted areas such as real estate, information technology, product and service procurement costs, overall general and administrative expenses and a significant reduction of suppliers in order to further lower costs and improve quality.

Non-cash charges and timing differences account for the differences between the above charges and the corresponding cash out-flows. Changes in estimates of timing or amounts of costs to be incurred and associated cash flows may become necessary as the transformation and restructuring program is implemented.

At the end of the second quarter 2013, Nokia Siemens Networks had approximately 50 500 employees, a reduction of approximately 12 900 compared to the end of the second quarter 2012, and approximately 6 200 compared to the end of the first quarter 2013.

SECOND QUARTER 2013 OPERATING HIGHLIGHTS

Operating highlights for previous quarters are available in the respective interim reports.

DEVICES & SERVICES OPERATING HIGHLIGHTS

•                                Nokia started production at its new manufacturing facility in Hanoi, Vietnam. The new site has been established to produce our most affordable Asha smartphones and feature phones.

•                                Nokia was ranked ninth in Interbrand’s Best Global Green Brands survey, ahead of all its peers in the mobile industry.

SMART DEVICES

•                                Nokia announced and started shipments in select markets of the Nokia Lumia 925, a new interpretation of its award-winning flagship, the Nokia Lumia 920. The Nokia Lumia 925 introduces metal for the first time to the Nokia Lumia range and includes the most advanced lens technology and next-generation imaging software to capture clearer and sharper pictures and video even in low light conditions. The Nokia Lumia 925 offers a variety of exclusive services such as Nokia Music for unlimited streaming of free playlists, integrated HERE services, and the option to add wireless charging with a snap-on wireless charging cover.

•                                Nokia announced the Nokia Lumia 928 smartphone, exclusive to Verizon Wireless. With a 8.7MP camera and Nokia’s PureView imaging innovation, the Nokia Lumia 928 delivers superior imaging and video performance that enables people to capture bright, blur free photos and videos, even in low light conditions. The sleek and stylish smartphone comes with the latest high-end Nokia Lumia experiences, including Nokia Music, HERE services, and built-in wireless charging.

•                                Nokia started shipping in volumes the Nokia Lumia 520, its most affordable Windows Phone 8 smartphone, delivering experiences normally found only in high-end smartphones, such as the same digital camera lenses found on the Nokia Lumia 920, Nokia Music for free music out of the box and even offline, and HERE services.

•                                Nokia’s Lumia range of smartphones continued to attract businesses, including Miele & Cie. KG, a global leader in domestic appliances and commercial machinery, which has chosen the Nokia Lumia range as the smartphone of choice for its global employees.

•                                The Windows Phone Store continued to strengthen in terms of the quantity and quality of applications. The Windows Phone Store today offers more than 165 000 applications and games.

MOBILE PHONES

•                                Nokia announced and started shipments of the Nokia Asha 501, the first of a new generation of smartphones to run on the new Asha platform. Retailing at a suggested price of USD 99, the Nokia Asha 501 offers users affordable smartphone design with bold color, a high-quality build and an innovative user interface. The new Asha platform also allows developers who write applications for the Nokia Asha 501 to reach all smartphones based on the new Asha platform without having to re-write code.

•                                Nokia started shipments of the Nokia 105, the most affordable phone in its portfolio, retailing at a recommended price of EUR 15. The Nokia 105 is the ideal device for the first-time phone buyer, featuring a bright color screen, a flashlight, a dust- and splash-proof keymat and battery life of up to 35 days.

HERE OPERATING HIGHLIGHTS

•                                Rand McNally, one of the largest commercial truck routing software companies in North America, chose HERE as its preferred map provider. HERE contributes information specific to truck transportation, such as the height of a bridge overpass, road weight restrictions for trucks and posted speed limits.

•                                The U.S. Federal Highway Administration will use HERE Traffic covering all major highways and border crossings in the U.S. to develop performance measures.

•                                TRANSCOM will use HERE Traffic to support 16 government agencies with real-time traffic data in New York, New Jersey and Connecticut.  This data is used by toll authorities, departments of transportation, transit agencies, and public safety organizations.  It will also be used for traveler information services by the agencies.

•                                HERE continued to strengthen its long-lasting relationships within the automotive industry, with a number of companies choosing to integrate our automotive grade quality maps, traffic and location services. These include EUROPE: Hyundai in 15 EU countries, Ford Traffic in Germany; RUSSIA: Honda Russia, Renault Russia, Opel Russia; AMERICAS: Mitsubishi Motors North America, Inc., Toyota Argentina, Toyota Brazil; ASIA PACIFIC: Mitsubishi Australia, Nissan Australia, Honda Malaysia and Renault India.

•                                Spokeo, a leading online people search platform that organizes data from various sources and boasts 20 million monthly visitors, selected HERE platform for maps, satellite imagery and geocoding for North America. HERE will enable Spokeo to continue to enhance the way data is featured in maps and will deliver geo-related data to improve the overall people search experience.

•                                SAP selected HERE to serve as the location technology for its TwoGo car-sharing service.

•                                HERE announced traffic information for 16 new cities in Russia, a country afflicted with some of the world’s worst traffic conditions. The expansion of HERE brings real-

time traffic content through broadcast radio and web to more customers in the Russian market and total HERE Traffic coverage in the country to 31 cities.

•                                 HERE updated aerial imagery on here.com, resulting in improved resolution and more detailed views when zoomed in. HERE today provides aerial imagery of this level of resolution covering 14 million square kilometers.

•                                 HERE increased the number of buildings for which it provides venue maps by 70%, from 29 000 to 49 000 buildings.

•                                 HERE launched LiveSight, an augmented reality technology, for HERE Maps.

•                                HERE released an update of its street maps for Windows Phone 8 and here.com, providing more detail and features. The update includes better maps for a number of countries, including Tunisia, Senegal and Croatia, as well as better public transit capabilities for Hong Kong, Macau and Taiwan. With the new version, updates are simply added to the existing map, removing the need to re-download content and reducing overall data consumption.

NOKIA SIEMENS NETWORKS OPERATING HIGHLIGHTS

•                                Mobile broadband deal momentum continued and during the quarter Nokia Siemens Networks was selected by TIM Brasil to build its 4G LTE network ahead of the 2014 football World Cup; chosen by AIS to roll out 3G services in Thailand to meet growing demand; modernized the 3G network for M1 in Singapore; launched 4G mobile broadband services for Ooredoo in Qatar; and enabled a 4G network for Claro Chile, a wholly-owned subsidiary of the América Móvil group. Nokia Siemens Networks also completed the fourth set of interoperability testing of its GSM-Railway (GSM-R) infrastructure with another European supplier against requirements specified by the European Union (EU).

•                                Nokia Siemens Networks continues to invest to stay at the forefront of mobile broadband, and in May launched new software applications for the Liquid Radio WCDMA Software Suite to help mobile broadband operators manage the smartphone boom and substantially reduce the network signaling overload. Nokia Siemens Networks enhanced its Smart Wi-Fi solution to provide the industry’s most comprehensive traffic steering capabilities between cellular and Wi-Fi networks. The company is also launching a new 3G Femtocell Access Point for seamless connectivity in residential areas to enable seamless connectivity and positive customer experience across all networks.

•                                ABI Research has ranked Nokia Siemens Networks number one in its macro base station vendor competitive assessment, with high scores in implementation and innovation, and a best-in-class rank for essential IP, advanced features, multi-protocol support and LTE RAN contracts criteria.

•                                Nokia Siemens Networks continues to push the limits of 4G technology with a series of unmatched speed records. In June, Nokia Siemens Networks achieved a record-breaking 56 Mbps peak upload throughput in a TD-LTE network using its commercial 4G base station with multiple antenna technology and a single 20 MHz carrier. A1 Telekom Austria conducted a successful demonstration of LTE-Advanced carrier aggregation using

Nokia Siemens Networks current base station hardware, showcasing download speeds of far more than twice the current 4G LTE peak rates.

•                                With its Technology Vision 2020, Nokia Siemens Networks is implementing a hands-on innovation approach to enable mobile broadband networks to profitably deliver 1 gigabyte of personalized data per user per day by 2020. In June 2013, it was announced that Nokia Siemens Networks is putting its Technology Vision 2020 into practice, with its big data telco platform prototype analyzing 1 million live messages a second, bridging the best of IT and telco technologies.

•                                Nokia Siemens Networks was recognized for its progress in innovation. In May, Nokia Siemens Networks won two Emerging Technologies Awards at CTIA 2013, for its Fuel Cell solution and Liquid Applications, further strengthening the company’s commitment to helping operators reduce their carbon footprints and to transforming the base station into an intelligent part of an operator’s network, enabling it to serve and deliver local content. Nokia Siemens Networks was a three-time winner with its operator customers at the prestigious Global Telecoms Business Innovation Awards. The three awards, in the ‘Wireless network infrastructure innovation’ category, recognized joint projects with SK Telecom (Liquid Applications), touch Telecom (centralized Network and Operations Center) and Zain Kuwait (Customer Experience Index) that demonstrated innovation to better serve the industry’s end customers.

•                                In May, Nokia Siemens Networks opened a Global Delivery Center (GDC) hub in China. The new facility will provide tools, processes and skilled resources to remotely manage mobile broadband networks for operators in China and around the world.

•                                Nokia Siemens Networks has extended its Customer Experience Management (CEM) portfolio to enable operators to pinpoint their best customers by service and location. The operator, touch, selected Nokia Siemens Networks to help improve its customer experience management in Lebanon using Nokia Siemens Networks’ unique operations support systems (OSS) portfolio and related integration services to transform its service operations cost-efficiently and pave the way for the operator to achieve service assurance. Zain Kuwait has deployed Nokia Siemens Networks’ Customer Experience Management (CEM), to introduce a superior service experience for its mobile broadband customers.

NOKIA IN JANUARY-JUNE 2013

The following discussion is of Nokia’s reported results for January-June 2013. Comparisons are given to January-June 2012 results, unless otherwise indicated.

The following table sets forth a summary of the reported results for the periods indicated, as well as the year-on-year growth rates.

NOKIA GROUP RESULTS SUMMARY

	Q1- Q2/2013	Q1- Q2/2012	YoY Change
Net sales (EUR million)	11 547	14 896	-22%
Gross margin (%)	32%	26%
Operating expenses (EUR million)	-3 574	-4 800	-26%
Operating margin (%)	-2%	-15%
Financial income and expense, net	-163	-177
Tax	-185	-753	-75%
Loss	-617	-3 097
Loss attributable to equity holders of the parent	-499	-2 336
EPS, diluted	-0.13	-0.63

The decline in the Nokia Group net sales in the first six months of 2013 resulted from lower net sales in Devices & Services, as well as lower net sales in Nokia Siemens Networks and HERE. Within Devices & Services the net sales of Mobile Phones declined more than net sales in Smart Devices. Mobile Phones net sales decline was due to lower volumes and ASPs, affected by competitive industry dynamics, including intense smartphone competition at increasingly lower price points and intense competition at the low end of our product portfolio. The net sales decline in Smart Devices was due to lower volumes offset by higher ASPs, affected by competitive industry dynamics including the strong momentum of competing smartphone platforms as well as our portfolio transition from Symbian products to Lumia products. The decline in HERE net sales was primarily due to a decline in internal net sales, primarily related to our Smart Devices business unit. The decline in Nokia Siemens Networks net sales was due to lower net sales in Global Services as well as lower net sales in businesses not consistent with Nokia Siemens Networks strategic focus. In addition, net sales in Mobile Broadband also declined on an overall basis, while delivering strong growth in LTE.

The increase in Nokia Group gross margin in the first six months of 2013 was primarily due to higher gross margins in Nokia Siemens Networks and Devices & Services. The HERE business gross margin was down during the same time period, due to lower internal net sales which carry higher gross margin. Nokia Siemens Networks gross margin primarily increased due to higher gross margin in both Mobile Broadband and Global Services, as well as a higher proportion of Mobile Broadband within the total sales mix. Devices & Services gross margin increased primarily due to Smart Devices, partially offset by Mobile Phones and to a lesser degree Devices & Services Other, due to the divestment of Vertu during the fourth quarter 2012.

The decrease in the Nokia Group operating expenses in the first six months of 2013 was primarily due to Devices & Services and Nokia Siemens Networks. In both Devices & Services and Nokia Siemens Networks the decrease was primarily due to structural cost savings as well as overall cost controls.

The Nokia Group net financial income and expense in the first six months of 2013 was a lower expense than in the first six months of 2012. The lower net expense was primarily due to the income received from one of Nokia’s investments and lower net foreign exchange-related losses.

The Nokia Group taxes in the first six months of 2013 were significantly lower than in the first six months of 2012. The lower tax expense was primarily due to the absence of a non-cash valuation allowances related to deferred tax assets of EUR 800 million in the second quarter 2012.

The Nokia Group loss in the first six months of 2013 was a smaller loss primarily due to lower operating expenses, lower other expenses, and lower tax expense primarily due to the absence of a non-cash valuation allowances related to deferred tax assets of EUR 800 million in the second quarter 2012.

PERSONNEL

PERSONNEL END OF QUARTER

	Q2/2013	Q2/2012	YoY Change	Q1/2013	QoQ Change
Devices & Services and corporate common	31 376	43 610	-28%	31 617	-1%
HERE	5 919	6 624	-11%	6 030	-2%
Nokia Siemens Networks	50 476	63 328	-20%	56 670	-11%
Nokia Group	87 771	113 562	-23%	94 317	-7%

The average number of Nokia Group employees during the period from January to June 2013 was 92 874, of which the average number of employees at HERE and Nokia Siemens Networks was 6 008 and 55 045 respectively.

SHARES

The total number of Nokia shares at June 30, 2013, was 3 744 994 342. At June 30, 2013, Nokia and its subsidiary companies owned 32 802 493 Nokia shares, representing approximately 0.9% of the total number of Nokia shares and the total voting rights.

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

	Reported	Reported*)	Non-IFRS	Non-IFRS*)
	4-6/2013	4-6/2012	4-6/2013	4-6/2012

Net sales	5 695	7 542	5 696	7 542
Cost of sales	-3 788	-5 761	-3 788	-5 706

Gross profit	1 907	1 781	1 908	1 836
Research and development expenses	-972	-1 230	-882	-1 129
Selling and marketing expenses	-558	-887	-549	-793
Administrative and general expenses	-228	-219	-228	-219
Other income	86	61	86	57
Other expenses	-350	-330	-32	-77

Operating loss/profit	-115	-824	303	-325
Share of results of associated companies	-3	-4	-3	-4
Financial income and expenses	-57	-48	-57	-48

Loss/profit before tax	-175	-876	243	-377
Tax	-103	-651	-127	72

Loss/profit	-278	-1 527	116	-305

Loss/profit attributable to equity holders of the parent	-227	-1 408	7	-313
Loss/profit attributable to non-controlling interests	-51	-119	109	8
	-278	-1 527	116	-305

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.06	-0.38	0.00	-0.08
Diluted	-0.06	-0.38	0.00	-0.08

Average number of shares (1 000 shares)
Basic	3 712 177	3 710 941	3 712 177	3 710 941
Diluted(1)	3 712 177	3 710 941	4 009 410	3 710 941

Depreciation and amortization, total	219	352	120	157

Share-based compensation expense, total	13	-6	13	-6

(1) Q2 2013 non-IFRS diluted EPS calculation includes the impact from the outstanding convertible bonds which, if converted, would have resulted in lower interest expense in Q2 2013 and higher weighted average amount of outstanding shares. The calculation also includes the dilutive effect of the outstanding share-based compensation instruments.

*) 4-6/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

	Reported	Reported*)	Non-IFRS	Non-IFRS*)
	1-6/2013	1-6/2012	1-6/2013	1-6/2012

Net sales	11 547	14 896	11 548	14 897
Cost of sales	-7 801	-11 081	-7 801	-11 026

Gross profit	3 746	3 815	3 747	3 871
Research and development expenses	-1 983	-2 538	-1 805	-2 340
Selling and marketing expenses	-1 151	-1 761	-1 078	-1 558
Administrative and general expenses	-440	-501	-440	-501
Other income	191	98	164	94
Other expenses	-628	-1 275	-104	-149

Operating loss/profit	-265	-2 162	484	-583
Share of results of associated companies	-4	-5	-4	-5
Financial income and expenses	-163	-177	-163	-177

Loss/profit before tax	-432	-2 344	317	-765
Tax	-185	-753	-231	34

Loss/profit	-617	-3 097	86	-731

Loss attributable to equity holders of the parent	-499	-2 336	-53	-594
Loss/profit attributable to non-controlling interests	-118	-761	139	-137
	-617	-3 097	86	-731

Earnings per share, EUR
(for loss attributable to the equity holders of the parent)
Basic	-0.13	-0.63	-0.01	-0.16
Diluted	-0.13	-0.63	-0.01	-0.16

Average number of shares (1 000 shares)
Basic	3 711 827	3 710 706	3 711 827	3 710 706
Diluted	3 711 827	3 710 706	3 711 827	3 710 706

Depreciation and amortization, total	501	725	250	324

Share-based compensation expense, total	23	-9	23	-9

*) 1-6/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

Reported	4-6/2013	Y-o-Y change, %	4-6/2012	1-12/2012

Europe	1 673	-23	2 162	8 851
Middle-East & Africa	696	-29	975	4 145
Greater China	493	-44	884	2 894
Asia-Pacific	1 476	-26	1 984	8 186
North America	554	10	505	2 061
Latin America	803	-22	1 032	4 039
Total	5 695	-24	7 542	30 176

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	30.06.2013	Y-o-Y change, %	30.06.2012	31.12.2012

Europe	30 258	-30	43 077	33 920
Middle-East & Africa	3 169	-27	4 367	3 582
Greater China	18 120	-14	21 008	19 033
Asia-Pacific	24 087	-10	26 655	24 650
North America	6 616	-19	8 159	6 957
Latin America	5 521	-46	10 296	9 656
Total	87 771	-23	113 562	97 798

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 4-6/2013	Special items & PPA 4-6/2013	Non- IFRS 4- 6/2013	Reported*) 4-6/2012	Special items & PPA*) 4-6/2012	Non- IFRS*) 4-6/2012

Net sales	2 724	—	2 724	4 023	—	4 023
Cost of sales	-2 058	—	-2 058	-3 294	—	-3 294

Gross profit	666	—	666	729	—	729
% of net sales	24.4		24.4	18.1		18.1

Research and development expenses(1)	-313	1	-312	-496	1	-495
% of net sales	11.5		11.5	12.3		12.3

Selling and marketing expenses	-328	—	-328	-532	—	-532
% of net sales	12.0		12.0	13.2		13.2

Administrative and general expenses	-56	—	-56	-62	—	-62
% of net sales	2.1		2.1	1.5		1.5

Other income and expenses(2)	-2	—	-2	-112	108	-4

Operating loss/profit	-33	1	-32	-473	109	-364
% of net sales	-1.2		-1.2	-11.8		-9.0

Depreciation and amortization, total	48	-1	47	65	-1	64

(1) Amortization of acquired intangible assets of EUR 1 million in Q2/13 and EUR 1 million in Q2/12.

(2) Restructuring charges of EUR 80 million and associated impairments of EUR 28 million recognized in Devices & Services other in Q2/12.

*) 4-6/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

HERE, EUR million

(unaudited)

	Reported 4-6/2013	Special items & PPA 4-6/2013	Non- IFRS 4-6/2013	Reported 4-6/2012	Special items & PPA 4-6/2012	Non-IFRS 4-6/2012

Net sales(1)	233	1	234	283	—	283
Cost of sales	-56	—	-56	-64	—	-64

Gross profit	177	1	178	219	—	219
% of net sales	76.0		76.1	77.4		77.4

Research and development expenses(2)	-207	84	-123	-230	94	-136
% of net sales	88.8		52.6	81.3		48.1

Selling and marketing expenses(3)	-30	2	-28	-60	32	-28
% of net sales	12.9		12.0	21.2		9.9

Administrative and general expenses	-18	—	-18	-21	—	-21
% of net sales	7.7		7.7	7.4		7.4

Other income and expenses(4)	-11	10	-1	-3	10	7

Operating loss/profit	-89	97	8	-95	136	41
% of net sales	-38.2		3.4	-33.6		14.5

Depreciation and amortization, total	103	-86	17	144	-126	18

(1) Deferred revenue related to acquisitions of EUR 1 million in Q2/13.

(2) Amortization of acquired intangibles of EUR 84 million in Q2/13 and EUR 94 million in Q2/12.

(3) Amortization of acquired intangibles of EUR 2 million in Q2/13 and EUR 32 million in Q2/12.

(4) Restructuring charges of EUR 10 million in Q2/13 and EUR 10 million in Q2/12.

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	Reported 4-6/2013	Special items & PPA 4-6/2013	Non- IFRS 4-6/2013	Reported*) 4-6/2012	Special items & PPA*) 4-6/2012	Non- IFRS*) 4-6/2012

Net sales	2 781	—	2 781	3 343	—	3 343
Cost of sales(1)	-1 717	—	-1 717	-2 510	55	-2 455

Gross profit	1 064	—	1 064	833	55	888
% of net sales	38.3		38.3	24.9		26.6

Research and development expenses(2)	-452	5	-447	-504	6	-498
% of net sales	16.3		16.1	15.1		14.9

Selling and marketing expenses(3)	-200	7	-193	-293	62	-231
% of net sales	7.2		6.9	8.8		6.9

Administrative and general expenses	-126	—	-126	-106	—	-106
% of net sales	4.5		4.5	3.2		3.2

Other income and expenses(4)	-278	308	30	-156	131	-25

Operating profit/loss	8	320	328	-226	254	28
% of net sales	0.3		11.8	-6.8		0.8

Depreciation and amortization, total	66	-12	54	142	-68	74

(1) Charges of EUR 55 million in Q2/2012 related to country and contract exits based on Nokia Siemens Networks strategy to focus on key markets and product segments.

(2) Amortization of acquired intangibles of EUR 5 million in Q2/13 and EUR 6 million in Q2/12.

(3) Amortization of acquired intangibles of EUR 7 million in Q2/13 and EUR 62 million in Q2/12.

(4) Restructuring charges and associated charges of EUR 157 million and losses on divestments of businesses of EUR 151 million in Q2/13. Restructuring charges and associated charges of EUR 135 million, including EUR 15 million related to country and contract exits, as well as a negative adjustment of EUR 4 million to purchase price allocations related to the final payment from Motorola in Q2/12.

*) 4-6/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 4-6/2013	Special items & PPA 4-6/2013	Non- IFRS 4-6/2013	Reported 4-6/2012	Special items & PPA 4-6/2012	Non-IFRS 4-6/2012

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	—	—	—	—	—	—

Selling and marketing expenses	—	—	—	-2	—	-2

Administrative and general expenses	-28	—	-28	-30	—	-30

Other income and expenses	27	—	27	2	—	2

Operating loss	-1	—	-1	-30	—	-30

Depreciation and amortization, total	1	—	1	1	—	1

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

NOKIA GROUP

	Reported 4-6/2013	Special items & PPA 4-6/2013	Non-IFRS 4-6/2013	Reported* 4-6/2012	Special items & PPA*) 4-6/2012	Non-IFRS* 4-6/2012

Net sales(1)	5 695	1	5 696	7 542	—	7 542
Cost of sales(2)	-3 788	—	-3 788	-5 761	55	-5 706

Gross profit	1 907	1	1 908	1 781	55	1 836
% of net sales	33.5		33.5	23.6		24.3

Research and development expenses(3)	-972	90	-882	-1 230	101	-1 129
% of net sales	17.1		15.5	16.3		15.0

Selling and marketing expenses(4)	-558	9	-549	-887	94	-793
% of net sales	9.8		9.6	11.8		10.5

Administrative and general expenses	-228	—	-228	-219	—	-219
% of net sales	4.0		4.0	2.9		2.9

Other income and expenses(5)	-264	318	54	-269	249	-20

Operating loss/profit	-115	418	303	-824	499	-325
% of net sales	-2.0		5.3	-10.9		-4.3

Share of results of associated companies	-3		-3	-4		-4
Financial income and expenses	-57		-57	-48		-48

Loss/profit before tax	-175	418	243	-876	499	-377
Tax(6)	-103	-24	-127	-651	723	72

Loss/profit	-278	394	116	-1 527	1 222	-305

Loss/profit attributable to equity holders of the parent	-227	234	7	-1408	1 095	-313
Loss/profit attributable to non-controlling interests	-51	160	109	-119	127	8
	-278	394	116	-1 527	1 222	-305

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.06		0.00	-0.38		-0.08
Diluted	-0.06		0.00	-0.38		-0.08

Average number of shares (1 000 shares)
Basic	3 712 177		3 712 177	3 710 941		3 710 941
Diluted(7)	3 712 177		4 009 410	3 710 941		3 710 941

Depreciation and amortization, total	219	-99	120	352	-195	157

Share-based compensation expense, total	13	—	13	-6	—	-6

(1) Deferred revenue related to acquisitions of EUR 1 million in Q2/13.

(2) Charges of EUR 55 million in Q2/12 related to country and contract exits based on Nokia Siemens Networks’ strategy that focuses on key markets and product segments.

(3) Amortization of acquired intangible assets of EUR 90 million in Q2/13 and EUR 101 million in Q2/12.

(4) Amortization of acquired intangible assets of EUR 9 million in Q2/13 and EUR 94 million in Q2/12.

(5) Restructuring charges of EUR 167 million and losses on divestments of businesses of EUR 151 million Q2/13. Restructuring charges of EUR 225 million, including EUR 15 million of country and contract exits related to Nokia Siemens Networks, as well as impairments of EUR 28 million and a negative adjustment of EUR 4 million to purchase price allocations related to the final payment  from Motorola in Q2/12.

(6) Net tax benefit on special items and PPA of EUR 24 million in Q2/13. Valuation allowance related to Devices & Services deferred tax asset in Finland of EUR 800 million, partially offset by EUR 77 million related to the tax benefit on other special items and PPA in Q2/12.

(7) Q2 2013 non-IFRS diluted EPS calculation include the impact from the outstanding convertible bonds which, if converted, would have resulted in lower interest expense in Q2 2013 and higher weighted average amount of outstanding shares. The calculation also includes the dilutive effect of the outstanding share-based compensation instruments.

*) 4-6/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED INCOME STATEMENTS, IFRS, EUR million

(unaudited)

	4-6/2013	4-6/2012*)	1-6/2013	1-6/2012*)	1-12/2012*)

Net sales	5 695	7 542	11 547	14 896	30 176
Cost of sales	-3 788	-5 761	-7 801	-11 081	-21 786

Gross profit	1 907	1 781	3 746	3 815	8 390
Research and development expenses	-972	-1 230	-1 983	-2 538	-4 782
Selling and marketing expenses	-558	-887	-1 151	-1 761	-3 205
Administrative and general expenses	-228	-219	-440	-501	-955
Other income	86	61	191	98	449
Other expenses	-350	-330	-628	-1 275	-2 196

Operating loss	-115	-824	-265	-2 162	-2 299
Share of results of associated companies	-3	-4	-4	-5	-1
Financial income and expenses	-57	-48	-163	-177	-340

Loss before tax	-175	-876	-432	-2 344	-2 640
Tax	-103	-651	-185	-753	-1 145

Loss	-278	-1 527	-617	-3 097	-3 785

Loss attributable to equity holders of the parent	-227	-1 408	-499	-2 336	-3 104
Loss attributable to non-controlling interests	-51	-119	-118	-761	-681

	-278	-1 527	-617	-3 097	-3 785

Earnings per share, EUR
(for loss attributable to the equity holders of the parent)
Basic	-0.06	-0.38	-0.13	-0.63	-0.84
Diluted	-0.06	-0.38	-0.13	-0.63	-0.84

Average number of shares (1 000 shares)
Basic	3 712 177	3 710 941	3 711 827	3 710 706	3 710 845
Diluted	3 712 177	3 710 941	3 711 827	3 710 706	3 710 845

Depreciation and amortization, total	219	352	501	725	1 326

Share-based compensation expense, total	13	-6	23	-9	11

*) 4-6/2012, 1-6/2012 and full year 2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME, IFRS, EUR million

(unaudited)

	4-6/2013	4-6/2012*)	1-6/2013	1-6/2012*)	1-12/2012*)

Loss	-278	-1 527	-617	-3 097	-3 785

Other comprehensive income/expense
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pensions	75	-57	75	-114	-228
Items that may be reclassified subsequently to profit or loss
Translation differences	-297	241	-185	250	40
Net investment hedges	90	-26	60	-49	-58
Cash flow hedges	49	31	53	7	-41
Available-for-sale investments	24	39	37	34	35
Other increase/decrease, net	-3	11	1	17	10
Income tax related to components of other comprehensive income/expense	-9	-21	-9	12	34

Other comprehensive income/expense, net of tax	-71	218	32	157	-208

Total comprehensive income/expense	-349	-1 309	-585	-2 940	-3 993

Total comprehensive income/expense attributable to
equity holders of the parent	-291	-1 160	-480	-2 170	-3 281
non-controlling interests	-58	-149	-105	-770	-712
	-349	-1 309	-585	-2 940	-3 993

*)             4-6/2012, 1-6/2012 and full year 2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

SEGMENT INFORMATION AND ELIMINATIONS

Second quarter 2013, reported, EUR million

(unaudited)

	Smart Devices 4-6/2013	Mobile Phones 4-6/2013	Devices & Services other 4-6/2013	Devices & Services 4-6/2013	HERE 4-6/2013	Nokia Siemens Networks 4-6/2013	Corporate Common 4-6/2013	Eliminations 4-6/2013	Nokia Group 4-6/2013

Net sales(1)	1 164	1 405	155	2 724	233	2 781		-43	5 695
Cost of sales(2)	-918	-1 131	-9	-2 058	-56	-1 717		43	-3 788
Gross profit	246	274	146	666	177	1 064	—	—	1 907
% of net sales	21.1	19.5	94.2	24.4	76.0	38.3			33.5

Operating expenses	-406	-266	-25	-697	-255	-778	-28	—	-1 758

Other income and expenses	-4	-5	7	-2	-11	-278	27	—	-264

Contribution	-164	3	128
% of net sales	-14.1	0.2	82.6

Operating loss/profit				-33	-89	8	-1	—	-115
% of net sales				-1.2	-38.2	0.3			-2.0

Second quarter 2012, reported, EUR million *)

(unaudited)

	Smart Devices 4-6/2012	Mobile Phones 4-6/2012	Devices & Services other 4-6/2012	Devices & Services 4-6/2012	HERE 4-6/2012	Nokia Siemens Networks 4-6/2012	Corporate Common 4-6/2012	Eliminations 4-6/2012	Nokia Group 4-6/2012

Net sales(1)	1 541	2 291	191	4 023	283	3 343		-107	7 542
Cost of sales(2)	-1 515	-1 740	-39	-3 294	-64	-2 510		107	-5 761
Gross profit	26	551	152	729	219	833	—	—	1 781
% of net sales	1.7	24.1	79.6	18.1	77.4	24.9			23.6

Operating expenses	-540	-450	-100	-1 090	-311	-903	-32	—	-2 336

Other income and expenses	7	-3	-116	-112	-3	-156	2	—	-269

Contribution	-507	98	-64
% of net sales	-32.9	4.3	-33.5

Operating loss				-473	-95	-226	-30	—	-824
% of net sales				-11.8	-33.6	-6.8			-10.9

(1) Includes IPR royalty income recognized in Devices & Services Other net sales

(2) Devices & Services related IPR royalty costs recognized in Smart Devices and Mobile Phones

*) 4-6/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

SEGMENT INFORMATION AND ELIMINATIONS

1-6/2013, reported, EUR million

(unaudited)

	Smart Devices 1-6/2013	Mobile Phones 1-6/2013	Devices & Services other 1-6/2013	Devices & Services 1-6/2013	HERE 1-6/2013	Nokia Siemens Networks 1-6/2013	Corporate Common 1-6/2013	Eliminations 1-6/2013	Nokia Group 1-6/2013

Net sales(1)	2 328	2 995	289	5 612	449	5 585		-99	11 547
Cost of sales(2)	-1 841	-2 357	-24	-4 222	-109	-3 569		99	-7 801
Gross profit	487	638	265	1 390	340	2 016	—	—	3 746
% of net sales	20.9	21.3	91.7	24.8	75.7	36.1			32.4

Operating expenses	-826	-533	-50	-1 409	-510	-1 605	-50	—	-3 574

Other income and expenses	-13	-14	-29	-56	-16	-400	35	—	-437

Contribution	-352	91	186
% of net sales	-15.1	3.0	64.4

Operating loss/profit				-75	-186	11	-15	—	-265
% of net sales				-1.3	-41.4	0.2			-2.3

1-6/2012, reported, EUR million *)

(unaudited)

	Smart Devices 1-6/2012	Mobile Phones 1-6/2012	Devices & Services other 1-6/2012	Devices & Services 1-6/2012	HERE 1-6/2012	Nokia Siemens Networks 1-6/2012	Corporate Common 1-6/2012	Eliminations 1-6/2012	Nokia Group 1-6/2012

Net sales(1)	3 245	4 602	422	8 269	560	6 290		-223	14 896
Cost of sales(2)	-2 953	-3 452	-100	-6 505	-126	-4 673		223	-11 081
Gross profit	292	1 150	322	1 764	434	1 617	—	—	3 815
% of net sales	9.0	25.0	76.3	21.3	77.5	25.7			25.6

Operating expenses	-1096	-922	-195	-2 213	-604	-1 925	-58	—	-4 800

Other income and expenses	-15	-23	-204	-242	-19	-922	6	—	-1 177

Contribution	-819	205	-77
% of net sales	-25.2	4.5	-18.2

Operating loss				-691	-189	-1 230	-52	—	-2 162
% of net sales				-8.4	-33.8	-19.6			-14.5

(1) Includes IPR royalty income recognized in Devices & Services Other net sales

(2) Devices & Services related IPR royalty costs recognized in Smart Devices and Mobile Phones

*) 1-6/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION, IFRS, EUR million (unaudited)

	30.06.2013	30.06.2012*)	31.12.2012*)
ASSETS
Non-current assets
Goodwill	4 813	4 989	4 876
Other intangible assets	369	995	647
Property, plant and equipment	1 336	1 683	1 431
Investments in associated companies	58	60	58
Available-for-sale investments	740	691	689
Deferred tax assets	1 007	1 396	1 279
Long-term loans receivable	114	82	125
Other non-current assets	168	137	156
	8 605	10 033	9 261
Current assets
Inventories	1 420	2 126	1 538
Accounts receivable	3 789	5 963	5 551
Prepaid expenses and accrued income	2 920	3 458	3 239
Current portion of long-term loans receivable	47	29	35
Other financial assets	313	320	451
Investments at fair value through profit and loss, liquid assets	389	499	415
Available-for-sale investments, liquid assets	982	233	542
Available-for-sale investments, cash equivalents	4 590	6 785	5 448
Bank and cash	3 492	1 901	3 504
	17 942	21 314	20 723
Total assets	26 547	31 347	29 984

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	450	349	446
Treasury shares	-607	-629	-629
Translation differences	638	932	745
Fair value and other reserves	119	144	-5
Reserve for invested non-restricted equity	3 118	3 136	3 136
Retained earnings	3 500	4 772	3 997
	7 464	8 950	7 936
Non-controlling interests	1 164	1 266	1 303
Total equity	8 628	10 216	9 239

Non-current liabilities
Long-term interest-bearing liabilities	3 375	3 923	5 087
Deferred tax liabilities	380	691	701
Other long-term liabilities	402	386	489
	4 157	5 000	6 277
Current liabilities
Current portion of long-term loans	1 839	283	201
Short-term borrowing	172	1 015	261
Other financial liabilities	70	295	90
Accounts payable	3 595	4 549	4 394
Accrued expenses and other liabilities	5 681	7 142	6 903
Provisions	2 405	2 847	2 619
	13 762	16 131	14 468
Total shareholders’ equity and liabilities	26 547	31 347	29 984
Interest-bearing liabilities	5 386	5 221	5 549
Shareholders’ equity per share, EUR	2.01	2.41	2.14
Number of shares (1 000 shares)(1)	3 712 192	3 710 974	3 710 985

(1) Shares owned by Group companies are excluded.

*) Nokia’s financial accounts for periods ending June 30 , 2012 and December 31, 2012 now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED STATEMENT OF CASH FLOWS, IFRS, EUR million

(unaudited)

	4-6/2013	4-6/2012*)	1-6/2013	1-6/2012*)	1-12/2012*)
Cash flow from operating activities
Loss attributable to equity holders of the parent	-227	-1 408	-499	-2 336	-3 104
Adjustments, total	609	1 237	1 204	2 120	3 840
Change in net working capital	-498	503	-666	367	119
Cash generated from operations	-116	332	39	151	855
Interest received	28	28	43	67	130
Interest paid	-48	-73	-96	-135	-277
Other financial income and expenses, net	9	-69	120	-275	-584
Income taxes paid	-69	-116	-96	-296	-478
Net cash used in / from operating activities	-196	102	10	-488	-354

Cash flow from investing activities
Acquisition of businesses, net of acquired cash	—	13	—	64	13
Purchase of current available-for-sale investments, liquid assets	-3	-60	-657	-393	-1 668
Purchase of investments at fair value through profit and loss, liquid assets	—	—	—	-40	-40
Purchase of non-current available-for-sale investments	-17	-14	-29	-31	-55
Purchase of shares in associated companies	—	-1	-6	-1	-1
Proceeds from (+) / payment of (-) other long-term loans receivable	13	-2	-2	-1	—
Proceeds from (+) / payment of (-) short-term loans receivable	-20	40	3	52	24
Capital expenditures	-143	-115	-261	-247	-461
Proceeds from disposal of businesses, net of disposed cash	-60	—	-60	-120	-15
Proceeds from disposal of shares in associated companies	—	5	—	5	5
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	23	416	208	1 392	2 355
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	—	—	—	—	86
Proceeds from sale of non-current available-for-sale investments	37	4	38	8	37
Proceeds from sale of fixed assets	64	23	108	90	279
Dividends received	2	3	2	3	3
Net cash used in / from investing activities	-104	312	-656	781	562

Cash flow from financing activities
Proceeds from long-term borrowings	-6	1	792	1	752
Repayment of long-term borrowings	-121	-141	-798	-193	-266
Proceeds from (+) / payment of (-) short-term borrowings	-55	343	-85	1	-196
Dividends paid and other contributions to shareholders	-1	-743	-43	-749	-755
Net cash used in financing activities	-183	-540	-134	-940	-465

Foreign exchange adjustment	-116	74	-90	97	-27
Net increase (+) / decrease (-) in cash and cash equivalents	-599	-52	-870	-550	-284
Cash and cash equivalents at beginning of period	8 681	8 738	8 952	9 236	9 236
Cash and cash equivalents at end of period	8 082	8 686	8 082	8 686	8 952

NB: The figures in the consolidated statement of cash flows cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

*) 4-6/2012, 1-6/2012 and full year 2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
Balance at December 31, 2011*)	246	362	-644	771	153	3 148	7 836	11 872	2 037	13 909
Remeasurements on defined benefit pensions, net of tax					-61			-61	-40	-101
Translation differences				233				233	17	250
Net investment hedge losses, net of tax				-72				-72		-72
Cash flow hedges, net of tax					18			18	11	29
Available-for-sale investments, net of tax					34			34	1	35
Other increase, net							14	14	2	16
Loss							-2 336	-2 336	-761	-3 097
Total comprehensive income	—	—	—	161	-9	—	-2 322	-2 170	-770	-2 940
Share-based compensation		-8						-8		-8
Settlement of performance and restricted shares		-5	15			-12		-2		-2
Dividend							-742	-742	-2	-744
Other change in non-controlling interests								—	1	1
Total of other equity movements	—	-13	15	—	—	-12	-742	-752	-1	-753
Balance at June 30, 2012*)	246	349	-629	932	144	3 136	4 772	8 950	1 266	10 216

Balance at December 31, 2012*)	246	446	-629	745	-5	3 136	3 997	7 936	1 303	9 239
Remeasurements on defined benefit pensions, net of tax					41			41	25	66
Translation differences				-167				-167	-18	-185
Net investment hedge losses, net of tax				60				60		60
Cash flow hedges, net of tax					46			46	7	53
Available-for-sale investments, net of tax					37			37	0	37
Other increase, net							2	2	-1	1
Loss							-499	-499	-118	-617
Total comprehensive income	—	—	—	-107	124	—	-497	-480	-105	-585
Share-based compensation		9						9		9
Excess tax benefit on share-based compensation		1						1		1
Settlement of performance and restricted shares		-6	22			-18		-2		-2
Dividend									-5	-5
Other change in non-controlling interests								—	-29	-29
Convertible bond - conversion to equity								—		—
Total of other equity movements	—	4	22	—	—	-18	—	8	-34	-26
Balance at June 30, 2013	246	450	-607	638	119	3 118	3 500	7 464	1 164	8 628

*) Nokia’s financial accounts for periods ending June 30, 2012 and December 31, 2012 now reflect the retrospective application of IAS 19R, Employee Benefits.

FAIR VALUE OF FINANCIAL INSTRUMENTS

(unaudited)

From Q1 2013 onwards the Group presents information on fair value measurement of financial assets and liabilities due to changes in the disclosure requirements for interim financial statements.

	Carrying amounts
At June 30, 2013	Current available -for-sale financial assets	Non- current available -for-sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value(1)
	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	—	12	—	—	—	12	12
Available-for-sale investments, carried at fair value	—	496	—	—	—	496	496
Available-for-sale investments, carried at cost less impairment	—	232	—	—	—	232	232
Long-term loans receivable	—	—	—	114	—	114	102
Accounts receivable	—	—	—	3 789	—	3 789	3 789
Current portion of long-term loans receivable	—	—	—	47	—	47	47
Other current financial assets, derivatives	—	—	280	—	—	280	280
Other current financial assets, other	—	—	—	33	—	33	33
Investments at fair value through profit and loss, liquid assets	—	—	389	—	—	389	389
Available-for-sale investments, liquid assets carried at fair value	982	—	—	—	—	982	982
Available for-sale investments, cash equivalents carried at fair value	4 590	—	—	—	—	4 590	4 590
Total financial assets	5 572	740	669	3 983	—	10 964	10 952

Long-term interest-bearing liabilities	—	—	—	—	3 375	3 375	3 656
Current portion of long-term loans	—	—	—	—	1 839	1 839	1 843
Short-term borrowing	—	—	—	—	172	172	172
Other financial liabilities	—	—	70	—	—	70	70
Accounts payable	—	—	—	—	3 595	3 595	3 595
Total financial liabilities	—	—	70	—	8 981	9 051	9 336

	Carrying amounts
At December 31, 2012	Current available -for-sale financial assets	Non- current available -for-sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value(1)
	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	—	11	—	—	—	11	11
Available-for-sale investments, carried at fair value	—	447	—	—	—	447	447
Available-for-sale investments, carried at cost less impairment	—	231	—	—	—	231	231
Long-term loans receivable	—	—	—	125	—	125	113
Accounts receivable	—	—	—	5 551	—	5 551	5 551
Current portion of long-term loans receivable	—	—	—	35	—	35	35
Other current financial assets, derivatives	—	—	448	—	—	448	448
Other current financial assets, other	—	—	—	3	—	3	3
Investments at fair value through profit and loss, liquid assets	—	—	415	—	—	415	415
Available-for-sale investments, liquid assets carried at fair value	542	—	—	—	—	542	542
Available for-sale investments, cash equivalents carried at fair value	5 448	—	—	—	—	5 448	5 448
Total financial assets	5 990	689	863	5 714	—	13 256	13 244

Long-term interest-bearing liabilities	—	—	—	—	5 087	5 087	5 298
Current portion of long-term loans	—	—	—	—	201	201	201
Short-term borrowing	—	—	—	—	261	261	261
Other financial liabilities	—	—	90	—	—	90	90
Accounts payable	—	—	—	—	4 394	4 394	4 394
Total financial liabilities	—	—	90	—	9 943	10 033	10 244

(1) For items not carried at fair value the following fair value measurement methods are used. The fair value is set to carrying amount for available-for-sale investments carried at cost less impairment for which no reliable fair value has been possible to estimate. The fair value of loan receivables and payables is estimated based on the current market values of similar instruments. The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values and Level 3 requiring most management judgment. At the end of each reporting period Nokia categorizes its financial assets and liabilities to appropriate level of fair value hierarchy. Items included in the following tables are measured at fair value on a recurring basis.

At June 30, 2013	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non- observable data (Level 3)	Total
	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	12	—	—	12
Available-for-sale investments, carried at fair value	53	22	421	496

Other current financial assets, derivatives	—	280	—	280
Investments at fair value through profit and loss, liquid assets	389	—	—	389
Available-for-sale investments, liquid assets carried at fair value	972	10	—	982
Available for-sale investments, cash equivalents carried at fair value	4 590	—	—	4 590
Total assets	6 016	312	421	6 749
Derivative liabilities	—	70	—	70
Total liabilities	—	70	—	70

At December 31, 2012	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non- observable data (Level 3)	Total
	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	11	—	—	11
Available-for-sale investments, carried at fair value	57	20	370	447

Other current financial assets, derivatives	—	448	—	448

Investments at fair value through profit and loss, liquid assets	415	—	—	415

Available-for-sale investments, liquid assets carried at fair value	532	10	—	542
Available for-sale investments, cash equivalents carried at fair value	5 448	—	—	5 448
Total assets	6 463	478	370	7 311
Derivative liabilities	—	90	—	90
Total liabilities	—	90	—	90

Level 3 investments mainly include a large number of unlisted equities and unlisted funds where fair value is determined based on relevant information such as operating performance, recent transactions and available market data on peer companies. No individual input has a significant impact on the total fair value. The following table shows a reconciliation of the opening and closing balances of Level 3 financial assets:

EURm	Other available-for- sale investments carried at fair value
Balance at December 31, 2012	370

Total gains (+)/losses (-) in income statement	19
Total gains (+)/losses (-) recorded in other comprehensive income	38

Purchases	25

Sales	-36

Other transfers	5

Balance at June 30, 2013	421

The gains and losses from financial assets categorized in level 3 are included in other operating income and expenses as the investment and disposal objectives for these investments are business driven. A net loss of EUR 6 million (net loss of EUR 23 million in 2012) related to level 3 financial instruments held at June 30, 2013, was included in the profit and loss during 2013.

INTEREST-BEARING LIABILITIES, EUR million

(unaudited)

Nokia	Issuer/Borrower	Final Maturity	30.06.2013	30.06.2012	31.12.2012
Revolving Credit Facility (EUR 1 500 million)	Nokia Corporation	March 2016	—	—	—
USD Bond 2039 (USD 500 million 6.625%)	Nokia Corporation	May 2039	375	396	381
USD Bond 2019 (USD 1 000 million 5.375%)	Nokia Corporation	May 2019	750	793	761
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500	500
EUR Convertible Bond 2017 (EUR 750 million 5%)	Nokia Corporation	October 2017	750	—	750
EUR Bond 2014 (EUR 1 250 million 5.5%)	Nokia Corporation	February 2014	1 250	1 250	1 250
EUR EIB R&D Loan	Nokia Corporation	February 2014	500	500	500
Differences between Bond nominal and carrying values(1)	Nokia Corporation		—	152	55
Other interest-bearing liabilities	Nokia Corporation and various subsidiaries		188	168	209
Total Nokia			4 313	3 759	4 406

Nokia Siemens Networks	Issuer/Borrower	Final Maturity	30.06.2013	30.06.2012	31.12.2012
Revolving Credit Facility (EUR 750 million)	Nokia Siemens Networks Finance B.V.	June 2015	—	—	—
Revolving Credit Facility (EUR 2 000 million)	Nokia Siemens Networks Finance B.V.	June 2012	—	—	—
EUR Bond 2020 (EUR 350 million 7.125%)	Nokia Siemens Networks Finance B.V.	April 2020	350	—	—
EUR Bond 2018 (EUR 450 million 6.75%)	Nokia Siemens Networks Finance B.V.	April 2018	450	—	—
EUR Finnish Pension Loan	Nokia Siemens Networks Oy	October 2015	110	154	132
EUR Nordic Investment Bank	Nokia Siemens Networks Finance B.V.	March 2015	28	80	80
EUR EIB R&D Loan	Nokia Siemens Networks Finance B.V.	January 2015	50	200	150
Bank Term Loan (EUR 750 million)	Nokia Siemens Networks Finance B.V.	March 2013	—	750	600
Differences between Bond nominal and carrying values(1)			-20	—	—
Other interest-bearing liabilities	Nokia Siemens Networks Finance B.V. and various subsidiaries		105	278	181
Total Nokia Siemens Networks			1 073	1 462	1 143

Total Nokia Group			5 386	5 221	5 549

(1) This line includes mainly Fair Value adjustments for bonds that are designated under Fair value hedge accounting and difference between Convertible Bond nominal value and carrying value of the financial liability component.

All Nokia borrowings listed above are Senior Unsecured and have no financial covenants.

All Nokia Siemens Networks borrowings listed above are Senior Unsecured and with financial covenants. Nokia has not guaranteed any of the Nokia Siemens Networks borrowings and thus these are non-recourse to Nokia. All Nokia Siemens Networks Finance B.V. borrowings above are guaranteed by Nokia Siemens Networks Oy and/or Nokia Siemens Networks B.V. In December 2011, Nokia Siemens Networks signed a forward starting term loan and revolving credit facilities agreement to replace its revolving credit facility that matured in June 2012. In December 2012, the maturity date of the term loan agreement was extended from June 2013 to March 2014 and the size was reduced from EUR 750 million to EUR 600 million.

In March 2013 Nokia Siemens Networks issued EUR 450 million of 6.75% Senior Notes due April 2018 and EUR 350 million of 7.125% Senior Notes due April 2020. The net proceeds, EUR 780 million, from the bond issuance were used to prepay EUR 600 million Bank term loan and EUR 50 million of the EUR EIB R&D loan in March 2013 and the remaining proceeds are to be used for general corporate purposes.

Of the Nokia Siemens Networks’ EUR Finnish Pension Loan and EUR Nordic Investment Bank Loan EUR 44 million and EUR 16 million respectively are included in current maturities as of 30 June, 2013.

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	30.06.2013	30.06.2012	31.12.2012

Collateral for own commitments
Property under mortgages	—	18	—
Assets pledged	38	2	38

Contingent liabilities on behalf of Group companies
Other guarantees	855	1 186	945

Contingent liabilities on behalf of associated companies
Financial guarantees on behalf of third parties	16	—	11

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	12	24	12
Other guarantees	189	16	60

Leasing obligations	1 075	1 042	1 008

Financing commitments
Customer finance commitments	38	35	34
Venture fund commitments	243	109	282

1 EUR = 1.334 USD

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). Excluding impacts of IAS 19R, Employee Benefits the accounting policies and methods of computation followed in the interim financial statements are consistent with those followed in the consolidated financial statements of Nokia for 2012.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation, regulatory proceedings or investigations by authorities; J) expectations regarding the successful completion of  restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions , including our acquisition of Siemens’ entire stake in Nokia Siemens Networks and the closing of such acquisition, as well as any expected plans and benefits related to or caused by such acquisition; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to make the Windows Phone ecosystem a competitive and profitable global ecosystem that achieves sufficient scale, value and attractiveness to relevant market participants, making Nokia products with Windows Phone a competitive choice for consumers; 2) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 3) our ability to produce attractive and competitive devices in our Mobile Phones business unit, including feature phones and devices with features such as full touch that can be categorized as smartphones, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 4) the success of our HERE strategy, including our ability to establish a successful location-based platform and extend our location-based services across devices and operating systems; 5) our ability to provide support for our Devices & Services business and maintain current and create new sources of revenue from our location-based service and commerce assets; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability to maintain the existing sources of intellectual property related revenue and establish new such sources; 8) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 9) our ability to keep momentum and increase our speed of innovation, product development and execution in order to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 10) the success of our partnership with Microsoft in connection with the Windows Phone ecosystem; 11) our ability to effectively and smoothly implement the planned changes in our operational structure and achieve targeted efficiencies and reductions in operating expenses and our ability to complete the planned divestments and acquisition, including obtaining any needed regulatory approvals; 12) our ability to retain, motivate, develop and recruit appropriately skilled employees; 13) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 14) our ability to maintain and leverage our traditional strengths in the mobile products market, especially if we are unable retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 15) the performance of the parties we partner and collaborate with, including Microsoft and our ability to achieve successful collaboration or partnering arrangements; 16) our ability to deliver our mobile products profitably, in line with quality requirements and on time, especially if the limited number of suppliers we depend on, many of which are geographically concentrated with a majority based in Asia, fail to deliver sufficient quantities of fully functional products, components, sub-assemblies, software and services on favorable terms and in compliance with our supplier requirements; 17) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 18) any actual or even alleged defects or other quality, safety and security issues in our products; 19) any inefficiency, malfunction or disruption of a system or network that our operations rely on; 20) the impact of cybersecurity breach or other factors leading to an actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 21) our ability to successfully manage the pricing of our products and costs related to our products and our operations; 22) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 23) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 24) our ability to protect the technologies, which we or others develop or which we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our product and services; 25) the impact of economic, regulatory, political or other development on our sales, manufacturing facilities and assets located in emerging market countries as well as the impact of regulations against imports to those countries; 26) the impact of changes in and enforcement of government policies, technical standards, trade policies, laws or regulations in countries where our assets are located and where we do business; 27) investigations or claims by contracting parties in relation to exits from countries, areas or contractual arrangements; 28) unfavorable outcome of litigation, regulatory proceedings or investigations by authorities; 29) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity related to them, regardless of merit; 30) Nokia Siemens Networks’ success in the mobile broadband infrastructure and related services market and its ability to effectively, profitably and timely adapt business and operations to the diverse needs of its customers; 31) Nokia Siemens Networks’ ability to maintain and improve its market position and respond successfully to changes and competition in the mobile broadband infrastructure and related services market; 32) Nokia Siemens Networks’ success in implementing its restructuring plan and reducing its operating expenses and other costs; 33) Nokia Siemens Networks’ ability to invest in and timely introduce new competitive products, services, upgrades and technologies; 34) Nokia Siemens Networks’ dependence on limited number of customers and large, multi-year contracts; 35) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements, including access to available credit under its financing arrangements and other credit lines as well as cash at hand; 36) the management of Nokia Siemens Networks’ customer financing exposure; 37) whether ongoing or any additional governmental investigations of alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki — July 18, 2013

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900 email: press.services@nokia.com

Investor Relations Europe, tel. +358 7180 34927

Investor Relations US, tel. +1 914 368 0555

• Nokia plans to publish its third quarter 2013 interim report on October 17, 2013

Enclosures:

Nokia stock exchange release dated July 18, 2013: Nokia Corporation Interim Report for Q2 2013 and January-June 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal